    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 1996

                                                       REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                          CONTINENTAL AIRLINES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------
               DELAWARE                              74-2099724
    (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION
    INCORPORATION OR ORGANIZATION)                     NUMBER)
                        2929 ALLEN PARKWAY, SUITE 2010
                             HOUSTON, TEXAS 77019
                                (713) 834-2950
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                            JEFFERY A. SMISEK, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          CONTINENTAL AIRLINES, INC.
                        2929 ALLEN PARKWAY, SUITE 2010
                             HOUSTON, TEXAS 77019
                                (713) 834-2950
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                         COPIES OF CORRESPONDENCE TO:
         MICHAEL L. RYAN, ESQ.                 STEPHEN A. GREENE, ESQ.
  CLEARY, GOTTLIEB, STEEN & HAMILTON           CAHILL GORDON & REINDEL
           ONE LIBERTY PLAZA                       80 PINE STREET
       NEW YORK, NEW YORK 10006               NEW YORK, NEW YORK 10005
                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after this Registration Statement is declared effective.
                                ---------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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- -------------------------------------------------------------------------------

                                              PROPOSED        PROPOSED
                                              MAXIMUM          MAXIMUM
  TITLE OF EACH CLASS OF     AMOUNT TO BE  OFFERING PRICE     AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED    PER SHARE(1)  OFFERING PRICE(1) REGISTRATION FEE
- --------------------------------------------------------------------------------------------
 Class B common stock,
  $.01 par value........     4,471,015(2)     $59.9375      $267,981,462        $92,408

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended, based on the average high and low trading prices of the Class B common stock on the New York Stock Exchange on April 16, 1996.
(2) Includes 200,000 shares subject to the over-allotment option that Air
    Canada has granted to the underwriters.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                           CONTINENTAL AIRLINES, INC.

                             CROSS-REFERENCE SHEET

          (PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS IN FORM S-3)

      FORM S-3 ITEM NUMBER AND CAPTION        CAPTION OR LOCATION IN PROSPECTUS
      --------------------------------        ---------------------------------
  1. Forepart of Registration
      Statement and Outside Front
      Cover Page of Prospectus........   Facing Page of Registration Statement;
                                          Outside Front Cover Page of Prospectus
  2. Inside Front and Outside Back
      Cover Pages of Prospectus.......   Available Information; Incorporation of
                                          Certain Documents by Reference; Inside
                                          Front Cover Page of Prospectus; Outside
                                          Back Cover Page of Prospectus
  3. Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges.........................   Prospectus Summary; Risk Factors
  4. Use of Proceeds..................   Use of Proceeds
  5. Determination of Offering Price..   Not Applicable
  6. Dilution.........................   Not Applicable
  7. Selling Security Holders.........   Principal and Selling Stockholders
  8. Plan of Distribution.............   Underwriting
  9. Description of Securities to be
      Registered......................   Not Applicable
 10. Material Changes.................   Recent Developments
 11. Incorporation of Certain
      Documents by Reference..........   Incorporation of Certain Documents by
                                          Reference
 12. Disclosure of Commission Position
      on Indemnification For
      Securities Act Liabilities......   Not Applicable

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering outside the United States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front and back cover pages, the inside front cover page, and the section entitled "Underwriting." The form of U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. Each of the alternate pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus." Final forms of each Prospectus will be filed with the Securities and Exchange Commission under Rule 424(b).

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 22, 1996

PROSPECTUS
- ----------
                                4,271,015 SHARES
                           CONTINENTAL AIRLINES, INC.
                              CLASS B COMMON STOCK
                                  -----------

  Of the 4,271,015 shares (the "Shares") of Class B common stock, par value $.01 per share (the "Class B common stock"), of Continental Airlines, Inc. (the "Company" or "Continental") offered hereby, 3,416,812 Shares are being offered in the United States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S. Offering"), and 854,203 Shares are being concurrently offered outside the United States and Canada by the International Underwriters (the "International Offering" and, together with the U.S. Offering, the "Offering"). The offering price and underwriting discounts and commissions of the U.S. Offering and the International Offering are identical. See "Underwriting."

  All of the Shares offered hereby are being sold by Air Canada, a Canadian corporation ("Air Canada"), and certain partners of Air Partners, L.P., a Texas limited partnership ("Air Partners") (collectively, the "Selling
Stockholders"). See "Principal and Selling Stockholders." Continental will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

  The Class B common stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the trading symbol "CAI.B." On April 19, 1996, the last reported sale price of the Class B common stock on the NYSE Composite Tape was $59 3/8 per share. See "Market Price of Common Stock and Dividends."

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS" ON PAGES 13 TO 16.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                     PRICE TO   UNDERWRITING PROCEEDS TO SELLING
                                      PUBLIC    DISCOUNT(1)    STOCKHOLDERS(2)
- --------------------------------------------------------------------------------
Per Share.........................    $            $                $
- --------------------------------------------------------------------------------
Total(3)..........................  $            $               $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have severally agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) The Company has agreed to pay certain expenses of the Offering estimated at
    $    .
(3) Air Canada has granted the U.S. Underwriters a 30-day option to purchase up to 200,000 additional shares of Class B common stock on the same terms and conditions as set forth above. If all such additional shares are purchased
    by the Underwriters, the total Price to Public will be $    , the total
    Underwriting Discount will be $     and the total Proceeds to Selling
    Stockholders will be $    . See "Underwriting."

                                  -----------

  The Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel to the Underwriters, and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the Shares will be made in New York, New York on or about    ,
1996.

                                  -----------

MERRILL LYNCH & CO.

                GOLDMAN, SACHS & CO.

                              LEHMAN BROTHERS

                                            MORGAN STANLEY & CO.
                                             INCORPORATED

                                  -----------

                   The date of this Prospectus is    , 1996.

                             AVAILABLE INFORMATION

  Continental is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the following public reference facilities maintained by the Commission: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1300, Seven World Trade Center, New York, New York 10048; and The Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, reports, proxy statements and other information concerning Continental may be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  Continental is the successor to Continental Airlines Holdings, Inc. ("Holdings"), which merged with and into Continental on April 27, 1993. Holdings had also been subject to the informational requirements of the Exchange Act.

  This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by Continental with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to Continental and Holdings and the securities offered hereby. Statements contained herein concerning the provisions of any document accurately describe the material provisions thereof, but are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. These documents may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained at fees and charges prescribed by the Commission.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNT OR FOR THE ACCOUNTS OF OTHERS IN THE SHARES PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE EXCHANGE ACT.

FOR FLORIDA RESIDENTS

  The Company does not conduct business with the government of Cuba or any person or affiliate located in Cuba, except that Continental aircraft conduct Cuban overflights for which Continental makes monthly payments through a clearing house of Cubana de Aviacion pursuant to a specific license from the Office of Foreign Assets Control, United States Department of Treasury.

  The information set forth above is accurate as of the date hereof. Current information concerning the Company's business dealings with the government of Cuba or with any person or affiliate located in Cuba may be obtained from the Division of Securities and Investor Protection of the Florida Department of Banking and Finance, The Capital, Tallahassee, Florida 32399-0350, telephone number (904) 488-9805.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 0-9781) are hereby incorporated by reference in this Prospectus: (i) Continental's Annual Report on Form 10-K for the year ended December 31, 1995 (as amended by Forms 10-K/A1 and 10-K/A2 filed on March 8, 1996 and April 10, 1996, respectively),
(ii) the description of the Class B common stock contained in Continental's registration statement (RegistrationNo. 0-21542) on Form 8-A, (iii) Continental's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and (iv) Continental's Current Reports on Forms 8-K, filed on January 31, 1996 and March 26, 1996.

  All reports and any definitive proxy or information statements filed by Continental pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Continental will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Continental Airlines, Inc., 2929 Allen Parkway, Suite 2010, Houston, Texas 77019, Attention: Secretary, telephone (713) 834-2950.

                               PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this Prospectus. Prospective investors should consider carefully the matters discussed under the caption "Risk Factors." Unless otherwise stated or unless the context otherwise requires, references to "Continental" or the "Company" include Continental Airlines, Inc. and its predecessors and subsidiaries. All route, fleet, traffic and similar information appearing in this Prospectus is as of or for the period ended March 31, 1996, unless otherwise stated herein.

                                  THE COMPANY

  Continental Airlines, Inc. is a major United States air carrier engaged in the business of transporting passengers, cargo and mail. Continental is the fifth largest United States airline (as measured by revenue passenger miles in the first three months of 1996) and, together with its wholly owned subsidiary, Continental Express, Inc. ("Express"), and its 91%-owned subsidiary, Continental Micronesia, Inc. ("CMI"), serves 175 airports worldwide.

  The Company operates its route system primarily through domestic hubs at Newark, Houston Intercontinental and Cleveland, and a Pacific hub on Guam and Saipan. Each of Continental's three U.S. hubs is located in a large business and population center, contributing to a high volume of "origin and destination" traffic. The Guam/Saipan hub is strategically located to provide service from Japanese and other Asian cities to popular resort destinations in the western Pacific. Continental is the primary carrier at each of these hubs, accounting for 51%, 78%, 54% and 58% of all daily jet departures, respectively.

  Continental directly serves 118 U.S. cities, with additional cities (principally in the western and southwestern United States) connected to Continental's route system under agreements with America West Airlines, Inc. ("America West"). Internationally, Continental flies to 57 destinations and offers additional connecting service through alliances with foreign carriers. Continental operates 52 weekly departures to five European cities and markets service to four other cities through code-sharing agreements. Continental is one of the leading airlines providing service to Mexico and Central America, serving more destinations there than any other United States airline. In addition, Continental flies to four cities in South America and plans to commence service between Newark and Bogota, Colombia, with service on to Quito, Ecuador, in June 1996. Through its Guam/Saipan hub, Continental provides extensive service in the western Pacific, including service to more Japanese cities than any other United States carrier.

  In late 1994 and early 1995, Continental's new management team, led by Gordon Bethune (President and Chief Executive Officer) and Greg Brenneman (Chief Operating Officer), put in place a comprehensive strategic and operational plan designed to fundamentally change the Company. The plan, labeled the "Go Forward Plan", was a "back to basics" approach, which focused on improving profitability and financial condition by delivering a consistent quality product to customers and improving employee morale and working conditions.

  Management believes that the initiatives put in place under the Go Forward Plan and the support of Continental's employees contributed significantly to the Company's record $224 million in net income and other accomplishments in 1995. These accomplishments included substantial improvements in revenue per available seat mile, load factor and yields, increased cash from operations, consistent interior and exterior aircraft appearance, achievement of number one ranking in on-time performance and fewest mishandled bags among major carriers in the fourth quarter (as reported by the U.S. Department of Transportation ("DOT")), significant reductions in customer complaints, payment of profit sharing to employees, and improved employee relations (including signing the first collective bargaining agreement with pilots in 12 years).

  In addition, management believes that these Go Forward Plan initiatives and Continental employee support have continued to contribute to the Company's results in 1996, as evidenced by the Company's $88 million net income for the first quarter and substantially higher revenue per available seat mile, load factor and yields, as compared with the first quarter of 1995.

                              1996 GO FORWARD PLAN

  The Company's 1996 Go Forward Plan combines the four basic components of the 1995 plan, Fly to Win, Fund the Future, Make Reliability a Reality and Working Together, with new initiatives intended to build upon Continental's operational and strategic strengths.

  Fly to Win. The Company's 1996 Fly to Win initiatives center around three principal themes: Focus on Hub Operations, Improve Business/Leisure Mix and Develop an Alliance Network.

    Focus on Hub Operations. Continental plans to continue focusing on its hub operations, adding selected flights and refining its scheduling to capitalize on the strength of its hubs. The last 9 jet aircraft currently deployed to serve Greensboro, North Carolina as a "mini-hub" are scheduled to be redeployed in June to bolster the Company's Newark and Houston hubs. In 1996, Continental will also focus on expanding international traffic through service to new destinations and additional code-sharing alliances with foreign carriers.

  . Newark. Continental is the only major U.S. carrier with a hub in the New
    York metropolitan area, the largest population center in the United States. Through its state-of-the-art facility, Continental operates 51% (214 departures) of the average daily jet departures and, together with Express, accounted for 57% (333 departures) of all average daily departures (jet and turboprop) from Newark. As the only hub carrier in the New York metropolitan area, Continental believes it has several advantages. For example, in addition to international travelers attracted to the New York metropolitan area as a tourist and business destination, Continental's Newark hub attracts international travelers seeking convenient connections to other destinations throughout the Company's route system. Management believes that combining the Company's own flying with alliance flying (discussed below) over the next few years can develop Newark into a global gateway of considerable significance. A new international passenger facility was opened at Newark in 1996 to permit growth in international service, and a passenger monorail is expected to open in the next few months which will allow prompt connections between the international facility (Terminal B) and the Company's domestic operations in Terminal C.

  . Houston. Continental operates 55% (290 departures) of average daily jet departures and together with Express accounted for 60% (388 departures) of the combined average daily departures from Houston Intercontinental and Hobby airports. The Company occupies space in two terminals (C and IAB) at Houston Intercontinental and has realigned the Houston hub's gate structure to allow for more convenient connections of domestic and international flights. Management believes that Houston is also well suited for east/west connecting traffic and features faster ground connection times than the east/west hubs of certain of its principal competitors. Management believes that Houston, like Newark, has significant growth potential. Continental currently has 41 gates under use at Intercontinental airport at the time of peak bank departures. This compares to approximately 55 gates used by American Airlines at Dallas-Fort Worth International Airport ("DFW") during peak bank departures and approximately 50 gates used by Northwest Airlines at Minneapolis during peak bank departures. The Company is currently negotiating with the City of Houston for an additional 10 gates at Intercontinental airport.

    Houston is the focus of Continental's operations in Mexico and Central America, serving 11 cities in Mexico and every country in Central America. Continental serves more destinations in Mexico than any other United States airline. Continental also serves three cities in South America through its Houston hub, flies directly to London and Paris and has code-sharing agreements through Newark for Rome, Milan, Amsterdam and Prague.

  . Cleveland. Continental operates 54% (106 departures) of the average daily jet departures and, together with Express, accounted for 62% (216 departures) of all average daily departures from Cleveland. Management believes that Cleveland is currently underserved as a hub, given the size of its population base relative to that of other hub cities (such as Pittsburgh and Cincinnati) with higher levels of service. In 1996, Continental intends to begin expansion of service at Cleveland, in part by adding Express flights to new destinations in the midwestern United States. Management expects these Express flights to generate additional feed traffic that ultimately can support additional jet service in Cleveland.

  . Guam/Saipan. CMI is a United States-certificated international carrier engaged in the business of transporting passengers, cargo and mail in the western Pacific. From its hub operations based on Guam and Saipan, CMI provides service to seven cities in Japan, more than any other United States carrier, and to other Pacific rim destinations, including Taiwan, the Philippines, Hong Kong, South Korea and Indonesia. Service to these Japanese cities and certain other Pacific rim destinations is subject to a variety of regulatory restrictions, limiting the ability of other carriers to begin servicing these markets. CMI is the principal air carrier in the Micronesian Islands, where it pioneered scheduled air service in 1968. CMI's route system is linked to the United States market through Honolulu, which CMI serves non-stop from both Tokyo and Guam. CMI and Continental also maintain a code-sharing agreement and coordinate schedules on certain flights from the west coast of the United States to Honolulu, and from Honolulu to Guam and Tokyo to facilitate travel from the United States into CMI's route system.

    Management believes that by adding domestic and international flights to the Company's hubs, attracting more international passengers through alliances with foreign carriers and further refining the efficiency of the Company's hub operations, Continental can continue to capture additional flow traffic through its hubs and attract a larger share of higher yielding business travelers, while growing both its domestic and international operations.

    Improve Business/Leisure Mix.

    The Company's passenger load factors have increased substantially from 59.7% in the first quarter of 1995 to 67.0% in the first quarter of 1996. This increase in load factor facilitates the Company's efforts to manage the business versus leisure traveler mix on its aircraft. Since the average business traveler generally pays a higher fare (on a revenue per seat mile basis) for the convenience of booking later and being able to make last minute travel changes, increases in business traffic contribute to incremental profitability. Business fares (i.e., unrestricted fares) accounted for approximately 44.8% of the Company's passenger revenue in the first quarter of 1996 compared to 37.8% in the first quarter of 1995. The Company has recently invested in state-of-the-art revenue management and pricing systems, which management believes will enhance its ability to manage the business versus leisure mix.

    Develop an Alliance Network.

    Management believes that developing a network of international alliance partners will better leverage the Company's hub assets and result in improved returns to the Company. Focusing on multiple tactical alliances allows the Company to benefit from the strengths of its alliance partners in their local markets while reducing the Company's reliance on any individual alliance partner.

    Management has a goal of developing alliance relationships that, together with the Company's own flying, would permit expanded service out of Newark to major destinations in South America, Europe and Asia, and would permit expanded service out of Houston to certain destinations in South America and Europe, and service to Japan. Certain route authorities that would be required for the Company's own service to certain of these destinations are not currently available to the Company.

   Continental currently has international code-sharing alliances with Alitalia Airlines ("Alitalia"), Air Canada, Transavia Airlines ("Transavia") and CSA Czech Airlines, and joint marketing agreements with other airlines not involving code-sharing. The Company has recently entered into code-sharing agreements with China Airlines, the TACA Group (serving Central America and the northern tier of South America) and World Airways (serving South Africa, Senegal, Israel and two points in Ireland); all of these agreements are scheduled to be implemented by the end of the second quarter. The Company anticipates entering into other code-sharing agreements in 1996.

  Fund the Future. Having achieved its 1995 goals of building overall liquidity and improving financial condition, management is shifting its financial focus in 1996 to target the Company's interest and lease expense. Through refinancing and other initiatives, management hopes to achieve substantial reductions in interest and lease expense attributable to financing arrangements that were entered into when the Company was in a less favorable financial position.

  In the first quarter of 1996, the Company completed a number of transactions intended to strengthen its long-term financial position and enhance earnings.

  . In January, the Company consummated the offering of $489 million of enhanced pass-through certificates that refinanced the underlying debt associated with 18 leased aircraft and will reduce Continental's annual operating lease expense by more than $15 million for the affected aircraft.

  . During January and February, Continental repurchased or redeemed without prepayment penalty the remaining amount of the Series A convertible secured debentures for $125 million (including payment-in-kind interest of $7 million).

  . In February, Continental sold approximately 1.4 million of the shares it owned in America West, realizing net proceeds of approximately $25 million and recognizing a gain of $12.5 million.

  . In March, Continental completed the offering of $230 million of 6 3/4% convertible subordinated notes.

  . In March, Continental repaid $257 million of secured indebtedness to General Electric Company and affiliates (collectively, "GE") (of which $47 million was required as a result of the convertible debt financing and the America West stock sale and $210 million was an optional prepayment), obtaining the elimination of certain restrictive covenants.

  Make Reliability a Reality. Customer service will continue to be a focus in 1996. Management believes Continental's on-time performance record is crucial to its other operational objectives and, together with its other initiatives (such as improved baggage handling and customer satisfaction) is an important tool to attract higher-margin business travelers.

  Continental's goal for 1996 is to be ranked monthly by the DOT among the top three major carriers in on-time performance, baggage handling and customer satisfaction. In 1995, $65 bonuses were paid to employees (up to the manager level) for each month that the Company ranked among the top five major carriers for on-time performance statistics. For 1996, bonuses of $65 will continue to be paid to these employees for each month that Continental ranks second or third in on-time performance, and bonuses of $100 will be paid for each month that Continental ranks first.

  In addition to programs intended to improve Continental's standings in DOT performance data, the Company has acted in a number of additional areas to enhance Continental's attractiveness to business travelers and the travel agent community. Specifically, Continental implemented various initiatives designed to offer travelers cleaner, more attractive aircraft interiors; consistent interior and exterior decor; first class seating on all jet aircraft; better meals and greater benefits under its award-winning frequent flyer program. In 1996, Continental intends to continue making improvements designed to attract business travelers, such as upgraded on-board telecommunications, entertainment and information systems, refurbished Presidents Clubs with specialty bars, and on-board specialty coffees and microbrewery beer, among others. The Company continues to refine its award-winning BusinessFirst service.

  Working Together. Management believes that Continental's employees are its greatest asset, as well as the cornerstones of improved reliability and customer service. Management has introduced a variety of programs to increase employee participation and foster a sense of shared community. These initiatives include significant efforts to communicate openly and honestly with all employees, through daily news bulletins, weekly voicemail updates from Gordon Bethune, quarterly Continental publications, videotapes mailed to employees, and Go Forward Plan bulletin boards in all departments system-wide. In addition, regularly scheduled visits to airports throughout the route system are made by the senior executives of the Company (each of whom is assigned an airport for this purpose) and monthly meetings open to all employees, as well as other periodic on-site visits by management designed to encourage employee participation and cooperation.

  Management believes that it enjoys good relations with all employee groups. The Company's jet pilots are represented by the Independent Association of Continental Pilots ("IACP"), which signed a collective bargaining agreement, which was ratified by the union membership, effective July 1, 1995. This agreement was the first collective bargaining agreement with the Company's pilots in 12 years.

  The Company is a Delaware corporation. Its executive offices are located at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019, and its telephone number is (713) 834-2950.

                                  THE OFFERING

Shares Offered by
 Selling Stockholders(1):
  U.S. Offering..........  3,416,812 Shares
  International
   Offering..............    854,203 Shares
                           ----------------
    Total................  4,271,015 Shares
                           ================
Shares Outstanding after
 the Offering(1)(2):
  Class A................  23,150,130 Shares
  Class B................   4,640,000 Shares
                           -----------------
    Total................  27,790,130 Shares
                           =================
Use of Proceeds..........  The Company will not receive any proceeds from the
                           Offering.
Voting Control...........  Assuming consummation of this Offering (and exercise of the Underwriters' overallotment option) and
                           consummation of the transactions described under
                           "Recent Developments," approximately 4.0% of the
                           general voting power and 10.1% of the common equity
                           interests would be held by Air Canada and 9.9% of the
                           common equity interests and 39.4% of the general voting
                           power would be held by Air Partners. In addition,
                           assuming exercise of all of the warrants held by Air
                           Partners, approximately 52.2% of the general voting
                           power and 23.4% of the common equity interests would be
                           held by Air Partners. See "Principal and Selling
                           Stockholders."
                           The Company, Air Canada and Air Partners have agreed to
                           amend the Subscription and Stockholders' Agreement
                           dated as of April 27, 1993 among the Company, Air
                           Partners and Air Canada (the "Stockholders' Agreement")
                           and certain related agreements upon the closing of this
                           Offering as part of the consummation of the
                           transactions described under "Recent Developments." In
                           addition, at its annual meeting of stockholders to be
                           held June 26, 1996 (the "Annual Meeting"), the Company
                           has proposed to eliminate a number of the provisions of
                           the Company's Restated Certificate of Incorporation
                           (the "Certificate of Incorporation") that currently
                           provide Air Partners and Air Canada special rights. See
                           "Description of Capital Stock."

Limitations on Foreign
 Ownership of Common
 Stock.................. Foreign ownership restrictions contained in the
                         Company's Certificate of Incorporation and bylaws (the
                         "Bylaws") limit the number of shares of voting stock
                         that may be voted by foreign holders. See "Description
                         of Capital Stock--Class A Common Stock and Class B
                         Common Stock--Limitation on Voting by Foreign Owners."
NYSE Symbol............. CAI.B

- --------
(1) Excludes 200,000 shares subject to the Underwriters' overallotment option.
(2) Excludes 1,519,734 shares of Class A common stock and 3,382,632 Class B common stock reserved for issuance upon exercise of warrants held by Air Partners; reflects the contemplated conversion by Air Canada of all its 1,661,056 shares of Class A common stock into Class B common stock.

                      SUMMARY FINANCIAL AND OPERATING DATA

  The following tables summarize certain financial and operating data of the Company and certain financial data of Holdings. The consolidated financial data of both the Company and Holdings are derived from their respective audited consolidated financial statements. On April 27, 1993, in connection with the Reorganization (as defined herein), the Company adopted fresh start reporting in accordance with SOP 90-7 (as defined herein). A vertical black line is shown in the table below to separate Continental's post-reorganized consolidated financial data from the pre-reorganized consolidated financial data of Holdings since they have not been prepared on a consistent basis of accounting. The consolidated financial data of the Company for the three months ended March 31, 1996 and 1995 are derived from its unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments (consisting solely of normal recurring accruals) that the Company considers necessary for the presentation of the financial position and results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements, including the notes thereto, incorporated by reference herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                       PERIOD FROM   PERIOD FROM
                                                                                                     REORGANIZATION  JANUARY 1,
                                                                THREE MONTHS       YEAR ENDED        (APRIL 28, 1993    1993
                                                              ENDED MARCH 31,     DECEMBER 31,           THROUGH       THROUGH
                                                              -----------------  ---------------      DECEMBER 31,    APRIL 27,
                                                               1996      1995     1995    1994            1993)         1993
                                                              -------  --------  ------  -------     --------------- -----------
                                                                    (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Operating Revenue:
 Passenger................................................... $ 1,375   $ 1,240  $5,302  $ 5,036         $ 3,493       $1,622
 Cargo, mail and other.......................................     114       169     523      634             417          235
                                                              -------  --------  ------  -------         -------       ------
                                                                1,489     1,409   5,825    5,670           3,910        1,857
Operating Expenses...........................................   1,369     1,381   5,440    5,681           3,815        1,971
                                                              -------  --------  ------  -------         -------       ------
 Operating Income (Loss).....................................     120        28     385      (11)             95         (114)
                                                              -------  --------  ------  -------         -------       ------
Nonoperating Income (Expense):
 Interest expense............................................     (47)      (53)   (213)    (241)           (165)         (52)
 Interest capitalized........................................       1         1       6       17               8            2
 Interest income.............................................       9         6      31       23              14          --
 Gain on System One transactions.............................     --        --      108      --              --           --
 Reorganization items, net...................................     --        --      --       --              --          (818)
 Other, net..................................................      12       (10)     (7)    (439)(1)          (4)           5
                                                              -------  --------  ------  -------         -------       ------
                                                                  (25)      (56)    (75)    (640)           (147)        (863)
                                                              -------  --------  ------  -------         -------       ------
Income (Loss) before Income Taxes, Minority Interest and
 Extraordinary Gain..........................................      95       (28)    310     (651)            (52)        (977)
Net Income (Loss)............................................ $    88  $    (30) $  224  $  (613)        $   (39)      $2,640(2)
Earnings (Loss) per Common and Common Equivalent Share....... $  2.70  $  (1.21) $ 7.20  $(23.76)        $ (2.33)        N.M.(3)
                                                              =======  ========  ======  =======         =======       ======
Earnings (Loss) per Common Share Assuming Full Dilution...... $  2.36  $  (1.21) $ 6.29  $(23.76)        $ (2.33)        N.M.(3)
- --------------------------------------------------
                                                              =======  ========  ======  =======         =======       ======

                               THREE MONTHS
                              ENDED MARCH 31,     YEAR ENDED DECEMBER 31,
                              ----------------  ------------------------------
                               1996     1995     1995    1994    1993    1992
                              -------  -------  ------  ------  ------  ------
OPERATING DATA (UNAUDITED):
 (4)
Revenue passenger miles
 (millions).................    9,752    9,561  40,023  41,588  42,324  43,072
Available seat miles
 (millions).................   14,551   16,003  61,006  65,861  67,011  67,877
Passenger load factor.......     67.0%    59.7%   65.6%   63.1%   63.2%   63.5%
Breakeven passenger load
 factor.....................     61.0%    58.2%   60.8%   62.9%   63.3%   65.4%
Passenger revenue per
 available seat mile
 (cents)....................     8.90     7.37    8.20    7.22    7.17    6.66
Operating cost per available
 seat mile (cents)..........     8.92     7.90    8.36    7.86    7.90    7.56
Average yield per revenue
 passenger mile (cents).....    13.28    12.34   12.51   11.44   11.35   10.49
Average length of aircraft
 flight (miles).............      876      803     836     727     856     851

                                                           AS OF       AS OF
                                                         MARCH 31,  DECEMBER 31,
                                                           1996         1995
                                                        ----------- ------------
                                                        (IN MILLIONS OF DOLLARS)
                                                        (UNAUDITED)
BALANCE SHEET DATA:
Cash and Cash Equivalents, including restricted Cash
 and Cash Equivalents of $124 and $144,
 respectively(5)......................................    $  657       $  747
Other Current Assets..................................       655          568
Total Property and Equipment, Net.....................     1,410        1,461
Routes, Gates and Slots, Net..........................     1,517        1,531
Other Assets, Net.....................................       507          514
                                                          ------       ------
 Total Assets.........................................    $4,746       $4,821
                                                          ======       ======
Current Liabilities...................................    $2,040       $1,984
Long Term Debt and Capital Leases.....................     1,462        1,658
Deferred Credits and Other Long-term Liabilities......       542          564
Minority Interest.....................................        28           27
Continental-Obligated Mandatorily Redeemable Preferred
 Securities of Trust(6)...............................       242          242
Redeemable Preferred Stock............................        42           41
Common Stockholders' Equity...........................       390          305
                                                          ------       ------
 Total Liabilities and Stockholders' Equity...........    $4,746       $4,821
                                                          ======       ======

- --------
(1) Includes a provision of $447 million recorded in the fourth quarter of 1994 associated with the planned early retirement of certain aircraft and closed or underutilized airport and maintenance facilities and other assets.
(2) Includes a $3.6 billion extraordinary gain from the extinguishment of debt.
(3) Historical per share data for Holdings is not meaningful since the Company has been recapitalized and has adopted fresh start reporting as of April 27, 1993.
(4) Operating cost and breakeven passenger load factor data for periods prior to April 28, 1993 are not comparable with data after April 27, 1993.
(5) Restricted cash and cash equivalents agreements relate primarily to workers' compensation claims and the terms of certain other agreements. In addition, CMI is required by its loan agreement with GE to maintain certain minimum cash balances and net worth levels, which effectively restrict the amount of cash available to Continental from CMI.
(6) The sole assets of the Trust are convertible subordinated debentures which are expected to be repaid by 2020. Upon repayment, the Continental-Obligated Mandatorily Redeemable Preferred Securities of Trust will be mandatorily redeemed.

                                 RISK FACTORS

  Prospective investors should carefully consider the factors set forth below, in addition to the other information contained or incorporated by reference in this Prospectus, in evaluating an investment in the Shares offered hereby.

CONTINENTAL'S HISTORY OF OPERATING LOSSES

  Although Continental recorded net income of $224 million in 1995 and $88 million in the three months ended March 31, 1996, it had experienced significant operating losses in the previous eight years. In the long term, Continental's viability depends on its ability to sustain profitable results of operations.

LEVERAGE AND LIQUIDITY

  Continental has successfully negotiated a variety of agreements to increase its liquidity during 1995 and 1996. Nevertheless, Continental remains more leveraged and has significantly less liquidity than certain of its competitors, several of whom have available lines of credit and/or significant unencumbered assets. Accordingly, Continental may be less able than certain of its competitors to withstand a prolonged recession in the airline industry.

  As of March 31, 1996, Continental and its consolidated subsidiaries had approximately $1.7 billion (including current maturities) of long-term indebtedness and capital lease obligations and had approximately $702 million of minority interest, preferred securities of trust, redeemable preferred stock and common stockholders' equity. Common stockholders' equity reflects the adjustment of the Company's balance sheet and the recording of assets and liabilities at fair market value as of April 27, 1993 in accordance with fresh start reporting.

  During the first and second quarters of 1995, in connection with negotiations with various lenders and lessors, Continental ceased or reduced contractually required payments under various agreements, which produced a significant number of events of default under debt, capital lease and operating lease agreements. Through agreements reached with the various lenders and lessors, Continental has cured all of these events of default. The last such agreement was put in place during the fourth quarter of 1995.

  As of March 31, 1996, Continental had approximately $657 million of cash and cash equivalents, including restricted cash and cash equivalents of $124 million. Continental does not have general lines of credit and has no significant unencumbered assets.

  Continental has firm commitments with The Boeing Company ("Boeing") to take delivery of one new 757 aircraft in April 1996 and 43 new jet aircraft during the years 1998 through 2002. The estimated aggregate cost of these aircraft is $2.6 billion. In addition, six Beech 1900-D turboprop aircraft are scheduled to be delivered later in 1996. The Company currently anticipates that the firm financing commitments available to it with respect to its acquisition of new aircraft from Boeing and Beech Acceptance Corporation ("Beech") will be sufficient to fund all deliveries scheduled during 1996, and that it will have remaining financing commitments from aircraft manufacturers of $676 million for jet aircraft deliveries beyond 1996. However, the Company believes that further financing will be needed to satisfy the remaining amount of such capital commitments. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by firm financing commitments.

  For 1996, Continental expects to incur cash expenditures under operating leases of approximately $586 million, compared with $521 million for 1995, relating to aircraft and approximately $229 million relating to facilities and other rentals, the same amount as for 1995. In addition, Continental has capital requirements relating to compliance with regulations that are discussed below. See "--Regulatory Matters."

  Continental and CMI have secured borrowings from GE which aggregated $373 million as of March 31, 1996. CMI's secured loans contain significant financial covenants, including requirements to maintain a minimum cash balance and consolidated net worth, restrictions on unsecured borrowings and mandatory prepayments on the sale of most assets. These financial covenants limit the ability of CMI to pay dividends to Continental. In addition, Continental's secured loans require Continental to, among other things, maintain a minimum cumulative operating cash flow, a minimum monthly cash balance and a minimum ratio of operating cash flow to fixed charges. Continental also is prohibited generally from paying cash dividends on its capital stock, from purchasing or prepaying indebtedness and from incurring certain additional secured indebtedness.

AIRCRAFT FUEL

  Since fuel costs constitute a significant portion of Continental's operating costs (approximately 12.5% for the year ended December 31, 1995 and 12.9% for the three months ended March 31, 1996), significant changes in fuel costs would materially affect the Company's operating results. Fuel prices continue to be susceptible to international events, and have risen in recent months. The Company cannot predict near or longer-term fuel prices. The Company has entered into petroleum option contracts to provide some short-term protection (currently approximately seven months) against a sharp increase in jet fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result.

CERTAIN TAX MATTERS

  As a result of net operating loss carryforwards ("NOLs"), the Company will not pay United States federal income taxes (other than alternative minimum tax) until it has recorded approximately an additional $1.2 billion of taxable income following December 31, 1995. For financial reporting purposes, however, Continental will be required to begin accruing tax expense on its income statement once it has realized an additional $122 million of taxable income following March 31, 1996. Section 382 of the Internal Revenue Code imposes limitations on a corporation's ability to utilize NOLs if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. The sale of the Company's common stock resulting from this offering will give rise to an increase in percentage ownership by certain stockholders for this purpose. Based upon the advice of counsel, the Company believes that such percentage increase will not give rise to an ownership change under Section 382 as a result of the Offering. However, no assurance can be given that future transactions, whether within or outside the control of the Company, will not cause a change in ownership, thereby substantially limiting the potential utilization of the NOLs in a given future year. In the event that an ownership change should occur, utilization of Continental's NOLs would be subject to an annual limitation under Section 382. This Section 382 limitation for any post-change year would be determined by multiplying the value of the Company's stock (including both common and preferred stock) at the time of the ownership change by the applicable long-term tax exempt rate (which is 5.31% for April 1996). Unused annual limitation may be carried over to later years, and the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change. Under current conditions, if an ownership change were to occur, Continental's NOL utilization would be limited to a minimum of approximately $90 million.

  In connection with the Company's 1993 reorganization under Chapter 11 of the U.S. bankruptcy code effective April 27, 1993 (the "Reorganization") and the recording of assets and liabilities at fair market value under the American Institute of Certified Public Accountants' Statement of Position 90-7-- "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company recorded a deferred tax liability at April 27, 1993, net of the amount of the Company's estimated realizable net operating loss carryforwards as required by Statement of Financial Accounting Standards No. 109--"Accounting for Income Taxes." Realization of a substantial portion of the Company's net operating loss carryforwards will require the completion during the five-year period following the Reorganization of transactions resulting in recognition of built-in gains for federal income tax purposes. The Company has consummated one such transaction, which had the effect of realizing approximately 40% of the built-in gains required to be realized over the five-year period, and currently intends to consummate one or more additional transactions. If the Company were to determine in the future that not all such transactions will be completed, an adjustment to the net deferred tax liability of up to $116 million would be charged to income in the period such determination was made.

CMI

  CMI's operating profit margins have consistently been greater than the Company's margins overall. In addition to its non-stop service between Honolulu and Tokyo, CMI's operations focus on the neighboring islands of Guam and Saipan, resort destinations that cater primarily to Japanese travelers. Because the majority of CMI's traffic originates in Japan, its results of operations are substantially affected by the Japanese economy and changes in the value of the yen as compared to the dollar. Appreciation of the yen against the dollar during 1993 and 1994 increased CMI's profitability and a decline of the yen against the dollar may be expected to decrease it. To reduce the potential negative impact on CMI's dollar earnings, CMI from time to time purchases average rate options as a hedge against a portion of its expected net yen cash flow position. Any significant and sustained decrease in traffic or yields to and from Japan could materially adversely affect Continental's consolidated profitability.

PRINCIPAL STOCKHOLDERS

  As of March 31, 1996, approximately 9.9% of the Company's common equity interests and approximately 32.4% of the general voting power of the Company's common stock were held by Air Partners (after giving effect to the distribution in March of all the 2,742,773 shares of Class B common stock held by Air Partners to its partners), and approximately 18.0% of the common equity interests and 23.6% of the general voting power were held by Air Canada, exclusive in each case of warrants held by Air Partners and certain exchange rights of Air Canada. Assuming (i) consummation of the transactions described under "Recent Developments," (ii) consummation of this Offering (and exercise of the Underwriters' overallotment option) and (iii) exercise of the warrants held by Air Partners, approximately 8.6% of the common equity interests and 3.2% of the general voting power would be held by Air Canada, and 23.4% of the common equity interests and 52.2% of the voting power would be held by Air Partners. See "Principal and Selling Stockholders."

  Various provisions in the Company's Certificate of Incorporation, Bylaws and the Stockholders' Agreement currently provide Air Partners and Air Canada with a variety of special rights to elect directors and otherwise affect the corporate governance of the Company; a number of these provisions could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock--Corporate Governance and Control." The Company has proposed to eliminate a number of these provisions and will propose for approval by its stockholders the related amendments to the Certificate of Incorporation at the Annual Meeting. Air Canada and Air Partners have agreed to vote in favor of these amendments at the Annual Meeting. See "Recent Developments."

LIMITATION ON VOTING BY FOREIGN OWNERS

  The Company's Certificate of Incorporation provides that no shares of capital stock may be voted by or at the direction of persons who are not citizens of the United States unless the shares are registered on a separate stock record. The Company's Bylaws further provide that no shares will be registered on this separate stock record if the amount so registered would exceed Foreign Ownership Restrictions (as defined herein). United States law currently requires that no more than 25% of the voting stock of the Company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States. See "Description of Capital Stock--Class A Common Stock and Class B Common Stock--Limitation on Voting by Foreign Owners."

INDUSTRY CONDITIONS AND COMPETITION

  The airline industry is highly competitive and susceptible to price discounting. The Company has in the past both responded to discounting actions taken by other carriers and initiated significant discounting actions itself. Continental's competitors include carriers with substantially greater financial resources, as well as smaller carriers with lower cost structures. Airline profit levels are highly sensitive to, and during recent years have been severely impacted by, changes in fuel costs, fare levels (or "average yield") and passenger demand. Passenger demand and yields have been adversely affected by, among other things, the general state of the economy, international events and actions taken by carriers with respect to fares. From 1990 to 1993, these factors contributed to the domestic airline industry's incurring unprecedented losses. Although fare levels have increased recently, significant industry-wide discounts could be reimplemented at any time, and the introduction of broadly available, deeply discounted fares by a major United States airline would likely result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

  The airline industry has consolidated in past years as a result of mergers and liquidations and may further consolidate in the future. Among other effects, such consolidation has allowed certain of Continental's major competitors to expand (in particular) their international operations and increase their market strength. Furthermore, the emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on the major United States airlines. In many cases, the new entrants have initiated or triggered price discounting. Aircraft, skilled labor and gates at most airports continue to be readily available to start-up carriers. Although management believes that Continental is better able than some of its major competitors to compete with fares offered by start-up carriers because of its lower cost structure, competition with new carriers or other low cost competitors on Continental's routes could negatively impact Continental's operating results.

REGULATORY MATTERS

  In the last several years, the United States Federal Aviation Administration (the "FAA") has issued a number of maintenance directives and other regulations relating to, among other things, retirement of older aircraft, collision avoidance systems, airborne windshear avoidance systems, noise abatement, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. The Company expects to continue incurring expenses for the purpose of complying with the FAA's noise and aging aircraft regulations. In addition, several airports have recently sought to increase substantially the rates charged to airlines, and the ability of airlines to contest such increases has been restricted by federal legislation, DOT regulations and judicial decisions.

  Management believes that the Company benefitted from the expiration of the aviation trust fund tax (the "ticket tax") on December 31, 1995, although the amount of any such benefit directly resulting from the expiration of the ticket tax cannot be determined. Reinstatement of the ticket tax will result in higher costs to consumers, which may have an adverse effect on passenger traffic, revenue and margins. The Company is unable to predict when or in what form the ticket tax may be reenacted.

  Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have also been considered that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the availability of international routes to United States carriers is regulated by treaties and related agreements between the United States and foreign governments that are amendable. Continental cannot predict what laws and regulations may be adopted or their impact, but there can be no assurance that laws or regulations currently enacted or enacted in the future will not adversely affect the Company.

                              RECENT DEVELOPMENTS

  On April 19, the Company's Board of Directors approved agreements (the "Agreements") with its two major shareholders, Air Canada and Air Partners. The Agreements contain a variety of arrangements intended generally to reflect the intention that Air Canada has expressed to the Company of divesting its investment in Continental by early 1997, subject to market conditions. Air Canada has indicated to the Company that its original investment in Continental has become less central to Air Canada in light of other initiatives it has undertaken (particularly expansion within Canada and exploitation of the 1995 Open Skies agreement to expand Air Canada's own flights into the U.S.), and that given such initiatives Air Canada has determined it appropriate to redeploy the funds invested in the Company into other uses in Air Canada's business. The Agreements also reflect Air Partners' recent distribution to the various investors in Air Partners (the "AP Investors") of the Class B common stock that it owned and the desire of some of those investors to realize upon portions of their investment in Class B common stock. The Agreements call for the Company to undertake the Offering, and upon the closing of the Offering:

  . in light of its then-reduced equity stake, Air Canada will no longer be entitled to designate directors of Continental, will cause the four present or former members of Air Canada's Board of Directors currently serving as Continental directors to decline nomination for reelection as directors, and will convert all of its Class A common stock to Class B common stock;

  . Air Canada and Air Partners will enter into a number of agreements restricting, prior to December 16, 1996, further disposition of stock held by either of them; and

  . the existing Stockholders' Agreement and Registration Rights Agreement among the parties will be modified in a number of respects to reflect the changing composition of the respective equity interests, as well as other factors.

  Reflecting the reduction of Air Canada's interest and its directors' decision not to stand for reelection if the Offering is consummated, along with the expiration of various provisions specifically included at the time of the Company's reorganization, Continental's Board of Directors has also approved changes to the Company's Certificate of Incorporation and Bylaws (the "Proposed Amendments") generally eliminating special classes of directors (except for Air Partners' right to elect directors in certain circumstances) and supermajority provisions, and making a variety of other modifications aimed at streamlining the Company's corporate governance structure.

  The Proposed Amendments also provide that, effective January 1, 1997, Class A common stock would become freely convertible into Class B common stock. Under agreements put in place at the time of the Company's Reorganization, and designed in part to ensure compliance with the foreign ownership limitations applicable to United States air carriers in light of the substantial stake in the Company then held by Air Canada, holders of Class A common stock (other than Air Canada) are not currently permitted under the Company's Certificate of Incorporation to convert their shares to Class B common stock. In recent periods, the market price of Class A common stock has generally been below the price of Class B common stock, which the Company believes is attributable in part to the reduced liquidity present in the trading market for Class A common stock. A number of Class A stockholders have requested that the Company provide for free convertibility of Class A common stock into Class B common stock, and in light of the reduction of Air Canada's equity stake, the Company has determined that the restriction is no longer necessary.

  The Company and Air Canada also expect to enter into discussions regarding modifications to the Company's existing "synergy" agreements with Air Canada, covering items such as maintenance and ground facilities, with a view to resolving certain outstanding commercial issues under the agreements and otherwise modifying the agreements to reflect Continental's and Air Canada's current needs. Subject to certain conditions, the Company also expects to enter into an agreement with Air Partners for the sale by Air Partners to the Company of up to $50 million in intrinsic value (then-current Class B common stock price minus exercise price) of Air Partners' Class B warrants. Upon execution of the agreement, the Company will reclassify $50 million from common equity to a classification similar to redeemable preferred stock.

  Because certain aspects of the Agreements raised issues under the change in control provisions of certain of the Company's employment agreements and employee benefit plans, these agreements and plans are being modified to provide a revised change of control definition that the Company believes is appropriate in light of the prospective changes to its equity ownership structure. In connection with the modifications, payments are being made to certain employees, benefits are being granted to certain employees and options equal to 10% of the amount of the options previously granted to each optionee are being granted (subject to certain conditions) to substantially all employees holding outstanding options.

  Certain of the Proposed Amendments and employee benefit actions are subject to stockholder approval at the Annual Meeting. Air Canada and Air Partners (who will, as of the record date, April 30, 1996, own shares constituting approximately 56% of the overall voting power of the Company) have agreed to vote their shares in favor of these proposals. A majority vote of shareholders is required to approve the employee benefit matters; a two-thirds vote is required to approve the Proposed Amendments.

  Following the anticipated sale of Air Canada's Class B common stock in the Offering (and exercise of the Underwriters' overallotment option) and the conversion of all its Class A common stock to Class B common stock, Air Canada is expected to own approximately 4.0% of the voting power and 10.1% of the equity of the Company and Air Partners to own approximately 39.4% of the voting power and 9.9% of the equity of the Company (assuming no exercise of the warrants held by Air Partners).

                                USE OF PROCEEDS

  All of the Shares to which this Prospectus relates are being offered by the Selling Stockholders. Continental will not receive any of the proceeds from the sale of such Shares.

                  MARKET PRICE OF COMMON STOCK AND DIVIDENDS

  The Class A common stock and the Class B common stock are listed for trading on the NYSE, which is its principal market. As of March 31, 1996, there were approximately 3,928 and 9,176 holders of record of Continental's Class A and Class B common stock, respectively.

  Certain of the Company's credit agreements currently restrict the Company's ability to pay cash dividends to its common stockholders. The Company has not paid any cash dividends on its common stock and has no current intention of doing so.

  The table below shows the quarterly high and low sales prices for the Company's Class A common stock and Class B common stock as reported on the NYSE since January 1, 1994.

                                                 CLASS A COMMON  CLASS B COMMON
                                                   STOCK PRICE     STOCK PRICE
                                                 --------------- ---------------
PERIOD                                            HIGH     LOW    HIGH     LOW
- ------                                           ------- ------- ------- -------
1994
  First Quarter................................. $30 3/4 $18 3/4 $27 1/4 $16 7/8
  Second Quarter................................  21      13 1/2  19 3/4  11 1/4
  Third Quarter.................................  22 1/4  14      21 1/2  13
  Fourth Quarter................................  18 1/2   8 1/8  18 1/8   7 1/2
1995
  First Quarter.................................  12 1/8   7      12 1/4   6 1/2
  Second Quarter................................  25 3/4  10 3/8  25 3/4  10 5/8
  Third Quarter.................................  39 3/4  23 1/8  40 1/8  23 3/8
  Fourth Quarter................................  46 7/8  34 3/8  47 1/2  34 3/4
1996
  First Quarter.................................  54      38 1/4  56 3/8  38 7/8
  Second Quarter (through April 19).............  59 1/2  54 1/4  61      56 1/4

  The last reported sale prices for the Company's Class A common stock and Class B common stock on the NYSE on April 19, 1996 were $57 3/4 and $59 3/8, respectively.

                            SELECTED FINANCIAL DATA

  The following tables set forth selected financial data of (i) the Company for the three months ended March 31, 1996 and 1995, the two years ended December 31, 1995 and 1994 and for the period from April 28, 1993 through December 31, 1993 and (ii) Holdings for the period from January 1, 1993 through April 27, 1993. The consolidated financial data of both the Company, for the two years ended December 31, 1995 and for the period from April 28, 1993 through December 31, 1993, and Holdings, for the period from January 1, 1993 through April 27, 1993, are derived from their respective audited consolidated financial statements. On April 27, 1993, in connection with the Reorganization, the Company adopted fresh start reporting in accordance with SOP 90-7 (as defined herein). A vertical black line is shown in the table below to separate Continental's post-reorganized consolidated financial data from the pre-reorganized consolidated financial data of Holdings since they have not been prepared on a consistent basis of accounting. The consolidated financial data of the Company for the three months ended March 31, 1996 and 1995 are derived from its unaudited consolidated financial statements, which include all adjustments (consisting solely of normal recurring accruals) that the Company considers necessary for the presentation of the financial position and results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements, including the notes thereto, incorporated by reference herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                    PERIOD FROM
                                                                  REORGANIZATION  PERIOD FROM
                           THREE MONTHS       YEAR ENDED          (APRIL 28, 1993  JANUARY 1,
                          ENDED MARCH 31,    DECEMBER 31,             THROUGH     1993 THROUGH
                          ----------------  -----------------      DECEMBER 31,    APRIL 27,
                           1996     1995     1995      1994            1993)          1993
                          -------  -------  ------    -------     --------------- ------------
                                (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
                            (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Operating Revenue:
 Passenger..............  $ 1,375  $ 1,240  $5,302    $ 5,036         $3,493         $1,622
 Cargo, mail and other..      114      169     523        634            417            235
                          -------  -------  ------    -------         ------         ------
                            1,489    1,409   5,825      5,670          3,910          1,857
                          -------  -------  ------    -------         ------         ------
Operating Expenses:
 Wages, salaries and re-
  lated costs...........      364      366   1,432(1)   1,532          1,000            502
 Aircraft fuel..........      177      169     681        741            540            272
 Aircraft rentals.......      124      123     497        433            261            154
 Commissions............      126      119     489        439            378            175
 Maintenance, materials
  and repairs...........      112       97     429        495            363            184
 Other rentals and land-
  ing fees..............       84       92     356        392            258            120
 Depreciation and amor-
  tization..............       65       64     253        258            162             77
 Other..................      317      351   1,303      1,391            853            487
                          -------  -------  ------    -------         ------         ------
                            1,369    1,381   5,440      5,681          3,815          1,971
                          -------  -------  ------    -------         ------         ------
Operating Income
 (Loss).................      120       28     385        (11)            95           (114)
                          -------  -------  ------    -------         ------         ------
Nonoperating Income (Ex-
 pense):
 Interest expense.......      (47)     (53)   (213)      (241)          (165)           (52)
 Interest capitalized...        1        1       6         17              8              2
 Interest income........        9        6      31         23             14            --
 Gain on System One
  transactions..........      --       --      108        --             --             --
 Reorganization items,
  net...................      --       --      --         --             --            (818)
 Other, net.............       12      (10)     (7)      (439)(2)         (4)             5
                          -------  -------  ------    -------         ------         ------
                              (25)     (56)    (75)      (640)          (147)          (863)
                          -------  -------  ------    -------         ------         ------
Income (Loss) before In-
 come Taxes, Minority
 Interest and Extraordi-
 nary Gain..............       95      (28)    310       (651)           (52)          (977)
Net Income (Loss).......  $    88  $   (30) $  224    $  (613)        $  (39)        $2,640 (3)
Earnings (Loss) per Com-
 mon and Common Equiva-
 lent Share.............  $  2.70  $ (1.21) $ 7.20    $(23.76)        $(2.33)          N.M. (4)
                          =======  =======  ======    =======         ======
Earnings (Loss) per
 Common Share Assuming
 Full Dilution..........  $  2.36  $ (1.21) $ 6.29    $(23.76)        $(2.33)          N.M. (4)
                          =======  =======  ======    =======         ======

                                                           AS OF       AS OF
                                                         MARCH 31,  DECEMBER 31,
                                                           1996         1995
                                                        ----------- ------------
                                                        (IN MILLIONS OF DOLLARS)
BALANCE SHEET DATA:                                     (UNAUDITED)
Cash and Cash Equivalents, including restricted Cash
 and Cash Equivalents of $124 and $144,
 respectively(5)......................................    $  657       $  747
Other Current Assets..................................       655          568
Total Property and Equipment, Net.....................     1,410        1,461
Routes, Gates and Slots, Net..........................     1,517        1,531
Other Assets, Net.....................................       507          514
                                                          ------       ------
 Total Assets.........................................    $4,746       $4,821
                                                          ======       ======
Current Liabilities...................................    $2,040       $1,984
Long-term Debt and Capital Leases.....................     1,462        1,658
Deferred Credits and Other Long-term Liabilities......       542          564
Minority Interest.....................................        28           27
Continental-Obligated Mandatorily Redeemable Preferred
 Securities of Trust(6)...............................       242          242
Redeemable Preferred Stock............................        42           41
Common Stockholders' Equity...........................       390          305
                                                          ------       ------
 Total Liabilities and Stockholders' Equity...........    $4,746       $4,821
                                                          ======       ======

- --------
(1) Includes a $20 million cash payment in 1995 by the Company in connection with a 24-month collective bargaining agreement entered into by the Company and the Independent Association of Continental Pilots.
(2) Includes a provision of $447 million recorded in the fourth quarter of 1994 associated with the planned early retirement of certain aircraft and closed or underutilized airport and maintenance facilities and other assets.
(3) Includes a $3.6 billion extraordinary gain from extinguishment of debt.
(4) Historical per share data for the Predecessor Company is not meaningful since the Company has been recapitalized and has adopted fresh start reporting as of April 27, 1993.
(5) Restricted cash and cash equivalents agreements relate primarily to workers' compensation claims and the terms of certain other agreements. In addition, CMI is required by its loan agreement with GE to maintain certain minimum cash balances and net worth levels, which effectively restrict the amount of cash available to Continental from CMI.
(6) The sole assets of the Trust are convertible debentures which are expected to be repaid by 2020. Upon repayment, the Continental-Obligated Mandatorily Redeemable Preferred Securities of Trust will be mandatorily redeemed.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The following discussion provides an analysis of the Company's results of operations and reasons for material changes therein for the three months ended March 31, 1996 as compared to the corresponding period ended March 31, 1995.

  For an analysis of the Company's results of operations for the year ended December 31, 1995 as compared to the year ended December 31, 1994 and for the year ended December 31, 1994 as compared to the year ended December 31, 1993, see the Company's Annual Report on Form 10-K for the year ended December 31, 1995 incorporated by reference herein.

 Comparison of Three Months Ended March 31, 1996 to Three Months Ended March 31, 1995

  Continental's financial and operating performance improved dramatically in the first quarter of 1996 compared to the first quarter of 1995, reflecting among other things, continued implementation of the Company's strategic program to enhance the fundamentals of its operations, rationalize capacity, improve customer service and employee relations and strengthen Continental's balance sheet and liquidity. In addition, management believes that the Company benefitted from the expiration of the ticket tax on December 31, 1995, although the amount of any such benefit directly resulting from the expiration of the ticket tax cannot be determined. The Company recorded consolidated net income of $88 million for the three months ended March 31, 1996 as compared to a consolidated net loss of $30 million for the three months ended March 31, 1995. The Company's net income in the first quarter of 1996 included a $12.5 million gain related to the sale of approximately 1.4 million shares of America West common stock.

  Implementation of the Company's route realignment and capacity rationalization initiatives reduced capacity by 9.1% in the first quarter of 1996 as compared to the first quarter of 1995. This decrease in capacity, combined with a 2.0% increase in traffic, produced a 7.3 percentage point increase in load factor to 67.0%. This higher load factor, combined with a 7.6% increase in the average yield per revenue passenger mile, contributed to a 10.9% increase in passenger revenue to $1.4 billion despite the decreased capacity.

  Cargo, mail and other revenue decreased 32.5%, $55 million, in the three months ended March 31, 1996 as compared to the same period in the prior year, principally as a result of the transactions involving the Company's System One Information Management, Inc. ("System One") subsidiary, which were effective April 27, 1995.

  Wages, salaries and related costs decreased 0.6%, $2 million, during the quarter ended March 31, 1996 as compared to the same period in 1995, primarily due to a reduction in the number of full-time equivalent employees from approximately 35,000 as of March 31, 1995 to approximately 32,900 as of March 31, 1996. Such decrease was substantially offset by accruals totalling $15 million for employee profit sharing and other incentive programs, including the payment of bonuses for on-time airline performance. In addition, wage rates were impacted by a longevity pay increase for substantially all employee groups, effective July 1, 1995.

  Aircraft fuel expense increased 4.7%, $8 million, in the three months ended March 31, 1996 as compared to the same period in the prior year. The average price per gallon increased 12.7% from 52.61 cents in the first quarter of 1995 to 59.31 cents in the first quarter of 1996. Such increase was partially offset by a 7.1% decrease in the quantity of jet fuel used from 312 million gallons in the first quarter of 1995 to 290 million gallons in the first quarter of 1996, principally reflecting capacity reductions and increased stage lengths.

  Commission expense increased 5.9%, $7 million, in the quarter ended March 31, 1996 as compared to the same period in the prior year, primarily due to increased passenger revenue.

  Maintenance, materials and repairs increased 15.5%, $15 million, during the quarter ended March 31, 1996 as compared to the same period in 1995, due principally to the volume and timing of engine overhauls as part of the Company's ongoing maintenance program.

  Other rentals and landing fees decreased 8.7%, $8 million, for the three months ended March 31, 1996 compared to the same period in 1995, principally due to reduced facility rentals and landing fees resulting from capacity reductions.

  Other operating expense decreased 9.7%, $34 million, in the three months ended March 31, 1996 as compared to the same period in the prior year, primarily as a result of the System One transactions (which were effective April 27, 1995) coupled with decreases in advertising expense and other miscellaneous expense.

  Interest expense decreased 11.3%, $6 million, during the three months ended March 31, 1996 as compared to the same period in 1995, primarily due to principal reductions of long-term debt and capital lease obligations.

  Interest income increased 50.0%, $3 million, in the first quarter of 1996 compared to the same period in the prior year, principally due to an increase in the average interest rate earned on investments coupled with an increase in the average invested balance of cash and cash equivalents.

  The Company's other nonoperating income (expense) in the quarter ended March 31, 1996 included a $12.5 million gain related to the sale of approximately
1.4 million shares of America West common stock (39 cents and 32 cents per primary and fully diluted share, respectively). Other nonoperating income (expense) in the first quarter of 1995 consisted primarily of foreign exchange and other losses of $9.6 million (related to the Japanese yen and Mexican peso).

  The income tax provision for the three months ended March 31, 1996 consists of foreign income taxes. No provision for federal income taxes was recorded for the three months ended March 31, 1996 or 1995 since the Company had previously incurred net operating losses for which a tax benefit had not previously been recorded.

  An analysis of statistical information for Continental's jet operations for the periods indicated is as follows:

                                                 THREE MONTHS
                                                ENDED MARCH 31,
                                                ----------------  NET INCREASE/
                                                 1996     1995     (DECREASE)
                                                -------  -------  -------------
   Revenue passenger miles (millions) (a).....    9,752    9,561         2.0%
   Available seat miles (millions) (b)........   14,551   16,003        (9.1)%
   Block hours (thousands) (c)................      270      281        (3.9)%
   Passenger load factor (d)..................     67.0%    59.7%    7.3pts.
   Breakeven passenger load factor (e)........     61.0%    58.2%    2.8pts.
   Passenger revenue per available seat mile
    (cents) (f)...............................     8.90     7.37        20.8%
   Total revenue per available seat mile
    (cents) (g)...............................     9.77     8.15        19.9%
   Operating cost per available seat mile
    (cents) (h)...............................     8.92     7.90        12.9%
   Operating cost per block hour..............  $ 4,806  $ 4,496         6.9%
   Average yield per revenue passenger mile
    (cents) (i)...............................    13.28    12.34         7.6%
   Average fare per revenue passenger.........  $142.54  $129.10        10.4%
   Revenue passengers (thousands).............    9,087    9,141       (0.6)%
   Average length of aircraft flight (miles)..      876      803         9.1%
   Average daily utilization of each aircraft
    (hours) (j)...............................     9:29     9:34       (0.5)%
   Actual aircraft in fleet at end of period..      314      324       (3.1)%

- --------
(a) The number of scheduled miles flown by revenue passengers.
(b) The number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.
(c) The number of hours an aircraft is operated in revenue service from gate-to-gate.
(d) Revenue passenger miles divided by available seat miles.
(e) The percentage of seats that must be occupied by revenue passengers in order for the airline to break even on an income before income taxes basis, excluding nonrecurring charges, nonoperating items and other special items.

(f) Passenger revenue divided by available seat miles.
(g) Total revenue divided by available seat miles.
(h) Operating expenses divided by available seat miles.
(i) The average revenue received for each mile a revenue passenger is carried.
(j) The average block hours flown per day in revenue service per aircraft.

LIQUIDITY AND CAPITAL COMMITMENTS

  In the first quarter of 1996, the Company completed a number of transactions intended to strengthen its long-term financial position and enhance earnings. On January 31, the Company consummated the offering of $489 million of enhanced pass-through certificates that refinanced the underlying debt associated with 18 leased aircraft and will reduce Continental's annual operating lease expense by more than $15 million for the affected aircraft. During January and February, Continental repurchased or redeemed without prepayment penalty the remaining amount of the Series A convertible secured debentures for $125 million (including payment-in-kind interest of $7 million). In February, Continental sold approximately 1.4 million of the shares it owned in America West, realizing net proceeds of approximately $25 million and recognizing a gain of $12.5 million. On March 26, Continental sold $230 million of 6 3/4% convertible subordinated notes. The net proceeds from this offering and from the America West stock sale, as well as cash on hand, were used for the repayment of certain outstanding GE indebtedness totaling $257 million (of which $47 million was required as a result of the convertible debt financing and the America West stock sale and $210 million was an optional prepayment).

  As a result of NOLs, the Company will not pay United States federal income taxes (other than alternative minimum tax) until it has recorded approximately an additional $1.2 billion of taxable income following December 31, 1995. For financial reporting purposes, however, Continental will be required to begin accruing tax expense on its income statement once it has realized an additional $122 million of taxable income following March 31, 1996. Section 382 of the Internal Revenue Code imposes limitations on a corporation's ability to utilize NOLs if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. However, no assurance can be given that future transactions, whether within or outside the control of the Company, will not cause a change in ownership, thereby substantially limiting the potential utilization of the NOLs in a given future year. In the event that an ownership change should occur, utilization of Continental's NOLs would be subject to an annual limitation under Section 382. The Section 382 limitation for any post-change year would be determined by multiplying the value of the Company's stock (including both common and preferred stock) at the time of the ownership change by the applicable long-term tax exempt rate (which is 5.31% for April 1996). Unused annual limitation may be carried over to later years, and the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change. Under current conditions, if an ownership change were to occur, Continental's NOL utilization would be limited to a minimum of approximately $90 million.

  Continental has firm commitments with Boeing to take delivery of one new 757 aircraft in April 1996 and 43 new jet aircraft during the years 1998 through 2002. The estimated aggregate cost of these aircraft is $2.6 billion. In addition, six Beech 1900-D turboprop aircraft are scheduled to be delivered later in 1996. The Company currently anticipates that the firm financing commitments available to it with respect to its acquisition of new aircraft from Boeing and Beech will be sufficient to fund all deliveries scheduled during 1996, and that it will have remaining financing commitments from aircraft manufacturers of $676 million for jet aircraft deliveries beyond 1996.

  In addition, in March 1996, Express entered into an agreement to acquire eight new ATR aircraft that are expected to be placed into service during 1996. These aircraft will be accounted for as operating leases. In conjunction with the acquisition, in 1996, the Company will return eight older ATR aircraft accounted for as capital leases.

  Continental expects its cash outlays for 1996 capital expenditures, exclusive of aircraft acquisitions, to aggregate $120 million primarily relating to mainframe, software application and automation infrastructure projects, aircraft modifications and mandatory maintenance projects, passenger terminal facility improvements and office, maintenance, telecommunications and ground equipment.
Continental's capital expenditures during the three months ended March 31, 1996, aggregated $14 million, exclusive of aircraft acquisitions.

  The Company expects to fund its 1996 and future capital commitments through internally generated funds, together with general Company financings and aircraft financing transactions. However, there can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by firm financing commitments.

  As of March 31, 1996, the Company had $657 million in cash and cash equivalents, compared to $747 million as of December 31, 1995. Net cash provided by operating activities increased $74 million during the three months ended March 31, 1996 compared to the same period in the prior year principally due to earnings improvement. In addition, net cash provided by investing activities increased $9 million, primarily as a result of proceeds received from the sale of approximately 1.4 million shares of Continental's America West stock slightly offset by higher net capital expenditures in 1996. Net cash used by financing activities for the three months ended March 31, 1996 compared to the same period in the prior year increased $194 million primarily due to the repayment of long-term debt using in part, proceeds received from the issuance of the 6 3/4% convertible subordinated notes.

  Continental does not have general lines of credit, and substantially all of its assets, including the stock of its subsidiaries, are encumbered.

  Approximately $124 million and $144 million of cash and cash equivalents at March 31, 1996 and December 31, 1995, respectively, were held in restricted arrangements relating primarily to workers' compensation claims and in accordance with the terms of certain other agreements. Continental and CMI, a 91% owned subsidiary, have secured borrowings from GE which as of March 31, 1996 and December 31, 1995 aggregated $373 million and $634 million, respectively. CMI's secured loans contain significant financial covenants, including requirements to maintain a minimum cash balance and consolidated net worth, restrictions on unsecured borrowings and mandatory prepayments on the sale of most assets. These financial covenants limit the ability of CMI to pay dividends to Continental. As of March 31, 1996, CMI had a minimum cash balance requirement of $30 million. In addition, certain of Continental's secured loans require the Company to, among other things, maintain a minimum cumulative operating cash flow, a minimum monthly cash balance and a minimum ratio of operating cash flow to fixed charges. Continental also is prohibited generally from paying cash dividends in respect of its capital stock, from purchasing or prepaying indebtedness and from incurring certain additional secured indebtedness.

  The Company has entered into petroleum option contracts to provide some short-term protection (currently approximately seven months) against a sharp increase in jet fuel prices, and CMI has entered into average rate option contracts to hedge a portion of its Japanese yen-denominated ticket sales against a significant depreciation in the value of the yen versus the United States dollar. The petroleum option contracts generally cover the Company's forecasted jet fuel needs for the next three to nine months, and the average rate option contracts cover a portion of CMI's yen-denominated ticket sales for the next three to nine months. At March 31, 1996, the Company had petroleum option contracts outstanding with an aggregate notional value of $252 million and CMI had an average rate option contract outstanding with a contract value of $158 million. At March 31, 1996, the carrying value of the option contracts was immaterial. The Company and CMI are exposed to credit loss in the event of nonperformance by the counterparties on the option contracts; however, management does not anticipate nonperformance by these counterparties. The amount of such exposure is generally the unrealized gains, if any, on such option contracts.

  Management believes that the Company's costs are likely to be affected in 1996 by, among other factors, (i) increased wages, salaries and benefits, (ii) higher aircraft rental expense as new aircraft are delivered, (iii) changes in the costs of materials and services (in particular, the cost of fuel, which can fluctuate significantly in response to global market conditions), (iv) changes in governmental regulations and taxes affecting air transportation and the costs charged for airport access, (v) changes in the Company's fleet and related capacity and (vi) the Company's continuing efforts to reduce costs throughout its operations.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth, as of March 31, 1996 (except as otherwise set forth below), certain information with respect to the Selling Stockholders and with respect to persons owning beneficially (to the knowledge of the Company) more than five percent of any class of the Company's voting securities. The table also sets forth the respective general voting power of such persons. Information set forth in the following table is based on reports filed with the Commission pursuant to the Exchange Act and on information that has been furnished to the Company by the respective stockholders. In accordance with regulations promulgated by the Commission, the table shows the effect of the exercise of warrants by Air Partners, and, in the case of Air Canada, the exchange of certain shares of Class B common stock for Class A common stock, but, in determining the denominator used to show percentage ownership of such person, does not assume the exercise of warrants or the exchange of shares owned by any other person. In addition to the shares owned directly, each of the partners in Air Partners owns an interest in Air Partners and may be deemed to beneficially own a portion of the Continental securities owned by Air Partners.

  The table does not show under "General Voting Power" the effect of Air Canada's potential exchange of certain shares of Class B common stock for an equal number of shares of Class A common stock, because the voting of most of the Class A common stock acquirable as a result of such exchange would currently be prohibited by applicable Foreign Ownership Restrictions. Such information is, however, shown in the footnotes to the table. Upon completion of the Offering, Air Canada will convert all of its shares of Class A common stock into Class B common stock and irrevocably waive its right to exchange Class B common stock for Class A common stock. See "Recent Developments."

                           SHARES BENEFICIALLY OWNED PRIOR TO THE
                                          OFFERING
                          --------------------------------------------------
                          CLASS OF                                 GENERAL
                           COMMON                       PERCENT    VOTING       SHARES BEING
    BENEFICIAL OWNER        STOCK       NUMBER         OF CLASS   POWER(1)        OFFERED
    ----------------      ----------  ------------     ---------- ----------    ------------
Air Canada..............     Class A     2,740,000(2)       37.1%      23.6%(3)        --
 Air Canada Center           Class B     3,338,944(5)       15.5%                2,000,000(6)
 Montreal Int'l
 Airport (Dorval)
 P.O. Box 14000
 Postal Station, St.
 Laurent
 Canada H4Y 1H4
Air Partners, L.P.(8)...     Class A     4,259,734(9)       54.5%      44.6%           --
 2420 Texas Commerce         Class B     3,382,632(10)      13.6%
  Tower                                                                                --
 201 Main Street
 Fort Worth, TX 75102
American General Corpo-
 ration.................     Class A       774,496(11)      11.8%      10.0%           --
 2929 Allen Parkway       Class B          997,381(12)       4.8%                  382,074
 Houston, TX 77019
FMR Corp................     Class B     3,182,837(13)      14.7%       3.8%           --
 82 Devonshire Street
 Boston, MA 02109
David Bonderman.........  Class B        4,351,138(14)                             114,586
Bonderman Family Limited
 Partnership............  Class A            8,200                                     --
                          Class B          441,225                                  33,219
Estate of Larry L.
 Hillblom...............  Class B          319,800                                 319,800
DHL Management, Inc.....  Class B          322,970                                 322,970
Sun America, Inc. ......  Class B          143,152                                 143,152
Eli Broad...............  Class B           95,434                                  66,488
Donald Sturm............  Class B          238,464                                 120,000
Conair, L.P. ...........  Class B           38,282                                  38,282
                           SHARES BENEFICIALLY OWNED AFTER
                                    THE OFFERING
                          --------------------------------------------
                                                            GENERAL
                                                PERCENT      VOTING
    BENEFICIAL OWNER        NUMBER              OF CLASS    POWER(1)
    ----------------      -------------------- ----------- -----------
Air Canada..............               0(4)
 Air Canada Center             3,000,000(4)(7)
 Montreal Int'l
 Airport (Dorval)
 P.O. Box 14000
 Postal Station, St.
 Laurent
 Canada H4Y 1H4
Air Partners, L.P.(8)...
 2420 Texas Commerce
  Tower
 201 Main Street
 Fort Worth, TX 75102
American General Corpo-
 ration.................
 2929 Allen Parkway              615,307(12)
 Houston, TX 77019
FMR Corp................       3,182,837(13)
 82 Devonshire Street
 Boston, MA 02109
David Bonderman.........
Bonderman Family Limited
 Partnership............
Estate of Larry L.
 Hillblom...............
DHL Management, Inc.....
Sun America, Inc. ......
Eli Broad...............
Donald Sturm............
Conair, L.P. ...........

                         SHARES BENEFICIALLY OWNED PRIOR TO THE                       SHARES BENEFICIALLY OWNED AFTER
                                        OFFERING                                               THE OFFERING
                         ----------------------------------------------              ---------------------------------
                         CLASS OF                             GENERAL                                        GENERAL
  NAME AND ADDRESS OF     COMMON                   PERCENT    VOTING    SHARES BEING             PERCENT     VOTING
   BENEFICIAL HOLDER       STOCK       NUMBER     OF CLASS   POWER(1)     OFFERED     NUMBER    OF CLASS    POWER(1)
  -------------------    -----------  ----------- ---------- ---------- ------------ --------------------- -----------
 Bondo Air, L.P. .......     Class B      412,499                         412,499
 Air Saipan, Inc. ......     Class B       10,086                          10,086
 1992 Air, Inc. ........     Class B      369,108                         305,456
 Air II General, Inc. ..     Class B        2,403                           2,403

- -------
 (1) Each share of Class A common stock is entitled to ten votes, and each share of Class B common stock is entitled to one vote. General Voting Power includes the combined total of the votes attributable to Class A common stock and Class B common stock.
 (2) Amount includes 1,078,944 shares of Class A common stock issuable upon exchange of a like number of shares of Class B common stock held by Air Canada.
 (3) Does not include the exchange of 1,078,944 shares of Class B common stock for Class A common stock as described in Note 2 above, which would be subject to Foreign Ownership Restrictions. If Air Canada were permitted to exchange the 1,078,944 shares of Class B common stock for an equal number of shares of Class A common stock, its General Voting Power would be 31.5%.
 (4) Amount assumes conversion of 1,661,056 shares of Class A common stock into Class B common stock and that 1,078,944 shares of Class B common stock would no longer be exchangeable for a like number of shares of Class A common stock.
 (5) Amount includes 1,078,944 shares of Class B common stock held by Air Canada which are exchangeable, under certain circumstances, for a like number of shares of Class A common stock. Such shares are also included in the number of shares of Class A common stock reported herein pursuant to SEC Rule 13d-3 under the Exchange Act.
 (6) Does not include 200,000 shares of Class B common stock subject to the Underwriters' overallotment option.
 (7) Amount includes 200,000 shares of Class B common stock subject to the Underwriters' overallotment option.
 (8) Based on reports filed with the Commission pursuant to the Exchange Act, the general partners of Air Partners are 1992 Air GP, managing general partner, and Air II General, Inc. The general partners of 1992 Air GP are 1992 Air, Inc., majority general partner, and Air Saipan, Inc. David Bonderman is the controlling shareholder of Air II General, Inc. and 1992 Air, Inc. and accordingly may be deemed the beneficial owner of shares held by Air Partners. In addition, Mr. Bonderman holds, directly and indirectly, limited partnership interests in Air Partners. Mr. Bonderman also holds director stock options to purchase 3,000 shares of Class B common stock and may be deemed to own 379,194 shares of Class B common stock owned by 1992 Air GP and 2,403 shares of Class B common stock owned by Air II General, Inc. that are not included in the amounts shown. Bonderman Family Limited Partnership, of which David Bonderman is the general partner, holds 8,200 shares of Class A common stock and 441,225 shares of Class B common stock that are not included in the amounts shown. In addition, Bonderman Family Limited Partnership holds limited partnership interests in Air Partners. On the basis of certain provisions of the limited partnership agreement of Air Partners, Bonderman Family Limited Partnership may be deemed to beneficially own the shares of Class A common stock and any Class B common stock beneficially owned by Air Partners that are attributable to such limited partnership interests. However, Bonderman Family Limited Partnership, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership of all such shares. The estate of Larry L. Hillblom, solely in its capacity as the sole shareholder of Air Saipan, Inc., may be deemed the beneficial owner of shares of Class A common stock and any Class B common stock held by Air Partners. In addition, the estate of Mr. Hillblom also holds limited partnership interests in Air Partners. On the basis of certain provisions of the limited partnership agreement of Air Partners, the estate of Mr. Hillblom may be deemed to beneficially own the shares of Class A common stock and any Class B common stock beneficially owned by Air Partners that are attributable to such limited partnership interests. Bondo Air Limited Partnership ("Bondo Air"), solely in its capacity as a limited partner of Air Partners, may be deemed to beneficially own the shares of Class A common stock and any Class B common stock held by Air Partners that are attributable to such limited partnership interest. However, Bondo Air, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership of all such shares. Mr. Alfredo Brener, through a limited partnership whose corporate general partner he controls, owns warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air, Mr. Brener may be deemed to beneficially own such limited partnership interests and, in turn, the shares attributable to Bondo Air's limited partnership interest in Air Partners. However, Mr. Brener, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership of all such shares. Donald Sturm, a director of the Company, holds a limited partnership interest in Air Partners. On the basis of certain provisions of the limited partnership agreement of Air Partners, Mr. Sturm may be deemed to beneficially own the shares of Class A common stock and any Class B common stock beneficially owned by Air Partners that are attributable to such limited partnership interest. However, Mr. Sturm, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership of all such shares.
 (9) Includes 1,519,734 shares issuable upon exercise of warrants by Air Partners to purchase Class A common stock.
(10) Represents shares subject to warrants held by Air Partners to purchase Class B common stock.
(11) Based on reports filed with the Commission, the shares reported represent the proportionate interest in shares beneficially owned by Air Partners, of which American General Corporation ("American General") is a limited partner, including shares issuable upon exercise of warrants held by Air Partners to purchase 276,315 shares of Class A common stock. On the basis of certain provisions of the limited partnership agreement of Air Partners, American General may be deemed to beneficially own the shares of Class A common stock and any Class B common stock beneficially owned by Air Partners that are attributable to such limited partnership interest. However, American General, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership of all such shares. American General may be deemed to have voting and shared dispositive power with respect to all such shares.
(12) The reported shares include 283 shares held by an indirect wholly owned subsidiary of American General and 615,024 shares issuable upon exercise of warrants held by Air Partners to purchase Class B common stock. American General may be deemed to share voting and dispositive power with respect to such 615,307 shares.
(13) Based on information furnished to the Company, the shares reported include 151,514 shares of Class B common stock issuable upon conversion of the Company's 6 3/4% Convertible Subordinated Notes due April 15, 2006. FMR, together with its wholly owned subsidiaries, Fidelity Management & Research Company and Fidelity Management Trust Company, has sole dispositive power with respect to 3,159,337 of the shares beneficially owned by it and sole voting power with respect to 2,436,423 of such shares. FMR has no shared voting or dispositive power. Members of the Edward D. Johnson 3d family own approximately 49% of the outstanding voting stock of FMR Corp.
(14) Includes 3,000 shares subject to vested director stock options, 441,225 shares beneficially owned by Bonderman Family Limited Partnership, 379,194 shares owned by 1992 Air GP and 2,403 shares owned by Air II General, Inc. (see note 8). Also includes 3,382,632 shares subject to warrants owned by Air Partners, which Mr. Bonderman may be deemed to own beneficially (see note 8). Does not include 8,200 shares of Class A common stock beneficially owned by Bonderman Family Limited Partnership. Also does not include 2,740,000 shares of Class A common stock beneficially owned by Air Partners or 1,519,734 such shares subject to warrants (collectively, 54.5% of the class) owned by Air Partners, which Mr. Bonderman may be deemed to own beneficially (see note 8).

STOCKHOLDERS' AGREEMENT

  Pursuant to the existing Stockholders' Agreement, Air Partners and Air Canada have each agreed that they will vote their shares of common stock to elect six directors designated by Air Canada, six directors designated by Air Partners and six directors not affiliated with Air Canada or Air Partners and who are satisfactory to Air Partners, and to give effect to certain other agreements regarding the composition of the board and its committees. They have further agreed through April 27, 1996 to vote for the election of three persons designated by the committee representing Prepetition Creditors to serve among the six independent directors. Each such party has also agreed to limit its holdings to a specified percentage of total voting power and to restrict its transfers of certain Class A common stock, certain shares of Class B common stock owned by Air Canada, and as applicable, Class C common stock and Class D common stock, through April 27, 1997, unless the other party consents to the proposed transfer. Air Partners has further granted Air Canada a right of first refusal to acquire certain of its shares of Class A common stock or its Class D common stock in the event it receives, after April 27, 1997, a good faith offer from a third party to purchase all or any portion of such shares, and in the event it proposes to sell any such shares in a Rule 144 transaction after such date. Air Partners has also given Air Canada an option, exercisable after April 27, 1997 (and subject to applicable Foreign Ownership Restrictions, as defined in the Company's Certificate of Incorporation), to purchase certain of these shares at their market price plus a specified control premium. In addition, Air Partners has agreed to restrict its ability to sell certain Class B common stock to any air carrier in a private sale at any time prior to April 27, 1997. Unless extended by the parties, or terminated earlier due to the occurrence of certain terminating events, the Stockholders' Agreement will terminate on April 27, 2002.

  On April 19, 1996, the Company's Board of Directors approved an amendment to the Stockholders' Agreement, which will become effective upon the closing of this Offering. The amendment to the Stockholders' Agreement reflects Air Canada's proposed disposition of Continental stock by, among other things: (a) deleting the purchase options, rights of first refusal and other transfer restrictions that currently exist between Air Partners and Air Canada; (b) deleting the limitation on minimum and maximum aggregate voting power that may be held by Air Partners and Air Canada; and (c) eliminating the voting arrangement between Air Partners and Air Canada relating to the election of directors.

  The amendment includes certain agreements among the Company, Air Partners and Air Canada relating to the exercise of registration rights under the Registration Rights Agreement. See "--Certain Rights of Air Partners and Air Canada." The amendment also provides that Air Canada will: (a) convert its shares of Class A common stock to Class B common stock; (b) grant an irrevocable proxy to Air Partners to enable Air Partners to vote Air Canada's shares of Continental common stock with respect to the election of directors, approval of certain amendments to the Certificate of Incorporation, and approval of certain employee benefits and other matters at the Annual Meeting;
(c) irrevocably waive its right to convert shares of Class B common stock into Class A common stock; and (d) to cause each of its designees to the Board of Directors to resign at any time following the closing of the Offering upon the request of Continental.

  In addition, each of Air Canada and Air Partners has agreed to certain restrictions on its ability to enter into transactions before December 16, 1996 that would, pursuant to Section 382 of the Internal Revenue Code, have an adverse effect on the Company's ability to fully utilize its NOLs, if effected prior to that date.

WARRANTS

  In connection with the Reorganization, Air Partners and Air Canada acquired warrants to purchase shares of Class A common stock and Class B common stock at exercise prices of $15 and $30 per share. The warrants held by Air Canada were repurchased and canceled by the Company on September 29, 1995. The warrants held by Air Partners expire if not exercised on or before April 27, 1998. Subject to certain conditions, the Company also expects to enter into an agreement with Air Partners for the sale by Air Partners to the Company of up to $50 million in intrinsic value (then-current Class B common stock price minus exercise price) of Air Partners' Class B warrants. Upon execution of this agreement, the Company will reclassify $50 million from common equity to a classification similar to redeemable preferred stock.

PREEMPTIVE RIGHTS OF AIR PARTNERS AND AIR CANADA

  Air Partners and Air Canada each has the right to purchase additional shares of Class B common stock to preserve its current proportional ownership of such stock. If the amendment to the Certificate of Incorporation is approved by stockholders at the Annual Meeting Air Canada will no longer have this right. See "Description of Capital Stock--Corporate Governance and Control--Preemptive Rights of AP/AC Investors."

CERTAIN CONVERSION RIGHTS

  Air Canada has the right at any time to convert its shares of Class A common stock into an equal number of shares of Class B common stock and, subject to applicable Foreign Ownership Restrictions, to exchange certain shares of Class B common stock for an equal number of shares of Class A common stock. See "Description of Capital Stock--Class B Common Stock and Class A Common Stock." In specified limited circumstances, Air Partners has the right to convert its shares of Class A common stock into Class D common stock, $.01 par value (the "Class D common stock"), and Air Canada has the right to convert its shares of Class A common stock to Class C common stock, $.01 par value (the "Class C common stock"). See "Description of Capital Stock--Special Classes of Common Stock" regarding the terms of the Class C common stock and Class D common stock and the conversion of such stock back into Class A common stock.

  As discussed above in "--Stockholders' Agreement," upon the closing of the Offering, Air Canada's agreement to convert its shares of Class A common stock into shares of Class B common stock and its waiver of its right to exchange certain shares of Class B common stock for Class A common stock will become effective.

CERTAIN RIGHTS OF AIR PARTNERS AND AIR CANADA

  Pursuant to a Registration Rights Agreement, the Company has granted extensive demand and incidental registration rights to Air Partners and Air Canada to have their common stock registered under the Securities Act in connection with proposed sales of such stock. On April 19, 1996, the Company's Board of Directors approved amendments to the Registration Rights Agreement. See "Recent Developments." Air Canada has a preferential right to bid for take off and landing slots at LaGuardia, Washington National and Chicago O'Hare airports and leasehold interests at Chicago O'Hare, LAX and Seattle-Tacoma airports in the event Continental were to determine to sell such assets.

                         DESCRIPTION OF CAPITAL STOCK

  The current authorized capital stock of the Company consists of 50,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock 50,000,000 shares of Class C common stock, 50,000,000 shares of Class D common stock (such classes of common stock referred to collectively as the "common stock"), and 10,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). Amendments to the Certificate of Incorporation have been proposed by the Board of Directors for a vote at the Annual Meeting that would increase the amount of authorized Class B common stock to 200,000,000 shares and eliminate the Class C common stock as an authorized series of shares. See "Recent Developments." As of March 31, 1996, there were 6,301,056 outstanding shares of Class A common stock, 21,489,074 outstanding shares of Class B common stock and 409,662 shares of Series A 12% Cumulative Preferred Stock.

  Pursuant to the Reorganization, on April 27, 1993 the Company issued 1,900,000 shares of Class A common stock and 5,042,368 shares of Class B common stock to a distribution agent for the benefit of the Company's Prepetition Creditors. As of March 31, 1996, there remained 291,459 shares of Class A common stock, 762,291 shares of Class B common stock, and approximately $1 million of cash available for distribution. Pending resolution of certain disputed claims, a distribution agent will continue to hold undistributed Class A common stock and Class B common stock and will vote such shares of each class pro rata in accordance with the vote of all other shares of such class on any matter submitted to a vote of stockholders. Also pursuant to the Reorganization, the Company issued 493,621 shares of Class B common stock to its retirement plan.

  The following summary description of capital stock accurately describes the material matters with respect thereto, but is not intended to be complete and is qualified by reference to the provisions of the Company's Certificate of Incorporation and Bylaws and the agreements referred to in this summary description. As used in this section, except as otherwise stated or required by context, each reference to Air Canada or Air Partners includes any successor by merger, consolidation or similar transaction and any wholly owned subsidiary of such entity or such successor.

COMMON STOCK--ALL CLASSES

  Holders of common stock of all classes participate ratably as to any dividends or distributions on the common stock, except that dividends payable in shares of common stock, or securities to acquire common stock, are paid in common stock, or securities to acquire common stock, of the same class as that upon which the dividend or distribution is being paid. Upon any liquidation, dissolution or winding up of the Company, holders of common stock of all outstanding classes are entitled to share ratably the assets of the Company available for distribution to the stockholders, subject to the prior rights of holders of any outstanding Preferred Stock. Holders of common stock have no preemptive, subscription, conversion or redemption rights (other than preemptive, subscription and conversion rights of Air Partners and Air Canada described under "--Corporate Governance and Control"), and are not subject to further calls or assessments. Holders of common stock have no right to cumulate their votes in the election of directors. All series of common stock vote together as a single class, subject to the right to a separate class vote in certain instances required by law and to the rights of holders of Class C common stock and Class D common stock to vote separately as a class to elect directors as described under "--Special Classes of Common Stock."

CLASS B COMMON STOCK AND CLASS A COMMON STOCK

  The holders of Class B common stock are entitled to one vote per share, and the holders of Class A common stock are entitled to ten votes per share, on all matters submitted to a vote of stockholders, except that voting rights of non-U.S. citizens are limited as set forth below under "--Limitation on Voting by Foreign Owners" and no holder of Class C common stock or Class D common stock can vote any of its Class B common stock for the election of directors (see "--Special Classes of Common Stock").

  Air Canada and Air Partners (together, the "AP/AC Investors") owned as of March 31, 1996 in the aggregate approximately 28% of the outstanding Class A common stock and Class B common stock, representing approximately 56% of total voting power (excluding the exercise of warrants held by Air Partners and the exchange of Class B common stock for Class A common stock by Air Canada) and Air Partners has warrants to acquire an additional 3,382,632 shares of Class B common stock and 1,519,734 of Class A common stock (together representing approximately 21% of total voting power, assuming exercise of such warrants). See "Principal and Selling Stockholders" for a description of the number of securities beneficially owned by each of Air Partners and Air Canada as of March 31, 1996 and certain other matters relating to their ownership and "--Corporate Governance and Control" below for a discussion of arrangements regarding the composition of the Board of Directors of the Company.

  Air Canada may at any time convert shares of Class A common stock into an equal number of shares of Class B common stock and, so long as such exchange would comply with the Foreign Ownership Restrictions (as defined below under the caption "--Limitation on Voting by Foreign Owners") may exchange up to 1,078,944 of its shares of Class B common stock for an equal number of shares of Class A common stock. Except for these special conversion and exchange rights of Air Canada, Class B common stock is not convertible into or exchangeable for Class A common stock and Class A common stock is not convertible into or exchangeable for Class B common stock.

  Upon the closing of the Offering, pursuant to the amendment to the Stockholders' Agreement, Air Canada will convert its Class A common stock into Class B common stock and will irrevocably waive its right to exchange certain shares of Class B common stock for Class A common stock.

  In addition, under the Proposed Amendments, the Certificate of Incorporation would be amended to permit all stockholders to convert shares of Class A common stock into Class B common stock, which will effectively increase the relative voting power of those Class A stockholders who do not convert. The limitation in the current charter was designed to ensure compliance with applicable Foreign Ownership Restrictions by giving Air Canada a method for reducing its voting power, if necessary, while preventing conversions by other stockholders that would have the effect of increasing Air Canada's voting control without any action by Air Canada itself. In light of Air Canada's reduced stake in the Company, the Company has determined that this restriction is no longer necessary. In addition, in recent periods, the market price of Class A common stock has generally been below the price of Class B common stock, which the Company believes is attributable in part to the reduced liquidity present in the trading market for Class A common stock. A number of holders of Class A common stock have requested that the charter be amended to give all stockholders the right to convert Class A common stock into Class B common stock. The effective date of this amendment is proposed to be January 1, 1997.

  Limitation on Voting by Foreign Owners. The Company's Certificate of Incorporation defines "Foreign Ownership Restrictions" as "applicable statutory, regulatory and interpretive restrictions regarding foreign ownership or control of U.S. air carriers (as amended or modified from time to time)." Such restrictions currently require that no more than 25% of the voting stock of the Company be owned or controlled, directly or indirectly, by persons who are not U.S. Citizens ("Foreigners") for purposes of the Foreign Ownership Restrictions, and that the Company's president and at least two-thirds of its other managing officers and directors be U.S. Citizens. For purposes of the Certificate of Incorporation, "U.S. Citizen" means (i) an individual who is a citizen of the United States; (ii) a partnership each of whose partners is an individual who is a citizen of the United States; or
(iii) a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75 percent of the voting interest is owned or controlled by persons that are citizens of the United States. The Certificate of Incorporation provides that no shares of capital stock may be voted by or at the direction of Foreigners, unless such shares are registered on a separate stock record (the "Foreign Stock Record") maintained by the Company for the registration of ownership of voting stock by Foreigners. The Company's Bylaws further provide that no shares will be registered on the Foreign Stock Record if the amount so registered would exceed the Foreign Ownership Restrictions or adversely affect the Company's operating certificates or authorities. Registration on the Foreign Stock Record is made in chronological order based on the date the Company receives a written request for registration, except that certain shares held by Air Canada, and, after such shares, certain shares acquired by Air Partners in connection with its original investment in the Company that are subsequently transferred to any Foreigner are entitled to be registered prior to, and to the exclusion of, other shares. Shares currently owned by Air Canada and registered on the Foreign Stock Record constitute a substantial portion of the shares that may be voted by Foreigners under the Foreign Ownership Restrictions. Accordingly, at this time only a very limited number of shares of Class B common stock or Class A common stock of the Company may be registered on the Foreign Stock Record and voted by any Foreigner other than Air Canada.

  Under the Proposed Amendments, the Bylaws would be amended to delete Air Canada's right to have its shares included in the Foreign Stock Record on a preferential basis. Furthermore, after Air Canada converts its Class A common stock to Class B common stock upon the closing of the Offering, a larger number of shares of Class B common stock and/or Class A common stock could be registered on the Foreign Stock Record and voted by Foreigners other than Air Canada.

CORPORATE GOVERNANCE AND CONTROL

  Board of Directors. The Certificate of Incorporation provides that the Company's Board of Directors consists of eighteen directors to be elected by holders of common stock, exclusive of any directors who may be elected by holders of Preferred Stock. Pursuant to the Stockholders' Agreement, the AP/AC Investors have agreed to vote their shares to elect six directors designated by Air Partners, six directors designated by Air Canada, and six additional directors satisfactory to Air Partners. Pursuant to the Certificate of Incorporation, (i) the six additional directors must be independent of Air Partners and Air Canada and, until the first annual meeting of stockholders after April 27, 1996, must include three directors designated by the committee representing Prepetition Creditors (as defined in the Stockholders' Agreement), and (ii) at each annual meeting, the Board must nominate the chief executive officer for election as a director.

  Under the Proposed Amendments, the Certificate of Incorporation would be amended to provide that the number of directors may be determined from time to time by the Board in accordance with the Bylaws. The Bylaws would also be amended to provide that the number of directors will be determined from time to time by the Board (and will initially consist of 12 directors). In addition, provisions relating to the Board designees of Air Canada and the committee representing Prepetition Creditors would be deleted.

  Supermajority Vote Requirements. The Certificate of Incorporation requires the affirmative vote of shares having at least two-thirds of the total voting power of common stock, voting together as a single class, to amend certain provisions of the Certificate of Incorporation regarding the number of authorized shares and the relative rights of classes of capital stock, election and voting of directors, and rights of the AP/AC Investors to purchase additional shares of Class B common stock.

  The Certificate of Incorporation also provides that, unless prohibited by law, the affirmative vote of at least 70% (75% if more than one director is elected by holders of Preferred Stock or in certain other instances) of directors (a "Supermajority Vote") is required to approve certain extraordinary transactions, including (i) authorization, issuance or disposition of Class A common stock or rights to acquire Class A common stock,
(ii) liquidation or dissolution of the Company, (iii) any fundamental change in the lines of business of the Company, (iv) appointment of a receiver for the Company or commencement of bankruptcy proceedings or (v) any amendment to the Plan of Reorganization. In addition, a Supermajority Vote of directors will be required to approve the following transactions, if such Supermajority Vote requirements are first presented to and approved by DOT as complying with the Foreign Ownership Restrictions: (a) approval of capital expenditures in any fiscal year that exceed by more than $50,000,000 the amount of capital expenditures set forth in the Company's capital budget; (b) approval to incur indebtedness for money borrowed in any fiscal year that exceeds by more than $50,000,000 the maximum principal amount of indebtedness projected in the Company's financial plan for such year; (c) certain acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and (d) the taking of certain actions with respect to material contracts (including, among others, contracts providing for the merger or consolidation of the Corporation, contracts with periods in excess of four years or contemplating expenditures in excess of $50 million in any year and $150 million in the aggregate), and any compensatory plan in which any director or executive officer of the Company participates.

  The Certificate of Incorporation further requires approval by two-thirds of the directors in office (assuming no vacancies) to approve contracts (or any amendments thereof) between the Company and any air carrier (other than Air Canada) with respect to a code-sharing or marketing alliance or to amend certain provisions of the Company's Bylaws governing (i) the election and voting of directors and committees of the Board of Directors or (ii) the ownership and voting of stock by Foreigners. Such Bylaw amendments also must be approved by at least the holders of a majority of the voting power of the outstanding shares of common stock, unless they have been approved by a majority of the directors designated or elected by the AP/AC Investors. The Certificate of Incorporation also requires approval by the holders of at least two-thirds of the voting power of the outstanding shares of common stock in order to amend the sections of the Certificate of Incorporation relating to
(i) the Corporation's capital stock, (ii) composition and voting of the Board of Directors, and (iii) preemptive rights of Air Partners and Air Canada.

  Contracts and transactions between the Company and its directors, officers or other related parties also must be approved by a majority (or, in cases otherwise subject to a Supermajority Vote, by 75%) of disinterested directors, unless such contracts or transactions are approved by the stockholders or are otherwise fair to the Company.

  Under the Proposed Amendments, the Certificate of Incorporation would be amended to delete the foregoing provisions.

  Fairness Opinion; Business Combinations. The Certificate of Incorporation provides that the Board of Directors will not approve any merger or similar corporate transaction unless, prior to the approval, the board receives an opinion of an independent investment banking firm that the consideration to be received by the holders of common stock is fair from a financial point of view to such holders. The Certificate of Incorporation provides that the Company is not governed by Section 203 of the General Corporation Law of Delaware that, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

  Under the Proposed Amendments, the Certificate of Incorporation would be amended to delete the requirement that the board receive such opinion.

  Preemptive Rights of AP/AC Investors. Pursuant to the Certificate of Incorporation, each AP/AC Investor is given the right to purchase from the Company additional shares of Class B common stock to the extent necessary to maintain its pro rata ownership of the outstanding Class B common stock. Such preemptive rights terminate as to an AP/AC Investor if the total voting power of the common stock beneficially owned by such AP/AC Investor is less than 20% of the total voting power of all of the outstanding common stock.

  Under the Proposed Amendments, the Certificate of Incorporation would be amended to delete Air Canada's preemptive rights.

  Procedural Matters. The Company's Bylaws require stockholders seeking to nominate directors or propose other matters for action at a stockholders' meeting to deliver notice thereof to the Company certain specified periods in advance of the meeting and to follow certain other specified procedures.

  Change in Control. The cumulative effect of the provisions of the Certificate of Incorporation and Bylaws referred to under this heading "Description of Capital Stock" and the Stockholders' Agreement is to maintain certain rights of the AP/AC Investors to elect directors and otherwise to preserve their relative ownership and voting positions. These provisions may have the effect of delaying, deferring or preventing a change in control of the Company.

  The cumulative effect of the Agreements and the Proposed Amendments will be to maintain certain rights of Air Partners to elect directors and otherwise to preserve its relative ownership and voting positions. Air Canada will not continue to have similar rights.

SPECIAL CLASSES OF COMMON STOCK

  The Certificate of Incorporation authorizes Class C common stock and Class D common stock as a mechanism to provide, under certain circumstances, a specified level of Board representation for each of the AP/AC Investors. No shares of Class C common stock or Class D common stock are currently outstanding, and they may only be issued in limited circumstances upon conversion of Class A common stock held by AP/AC Investors. In the event the AP/AC Investors hold shares of Class A common stock and Class B common stock representing 50% or less of the combined voting power of all classes of common stock, or if the Stockholders' Agreement is no longer in effect, each of the AP/AC Investors has the option, which may be exercised only once, to convert all (but not less than all) shares of Class A common stock held by it into an equal number of shares of Class C common stock, in the case of Air Canada, or Class D common stock, in the case of Air Partners. Such right of conversion is further conditioned upon the AP/AC Investor holding common stock having at least 20% of the total voting power of all classes of common stock.

  After such conversion, holders of Class C common stock and Class D common stock are each entitled to elect six directors, voting as a separate class. When shares of Class C common stock are outstanding, Air Canada has no right to vote any of its shares of Class B common stock for the election of directors; and if Air Canada becomes the beneficial owner of additional shares of Class A common stock during such time, such shares will automatically be converted into an equal number of shares of Class C common stock. Likewise, when shares of Class D common stock are outstanding, Air Partners may not vote any of its shares of Class B common stock for the election of directors; and if Air Partners becomes the beneficial owner of any additional shares of Class A common stock during such time, such shares will automatically be converted into Class D common stock. Each share of Class C common stock and Class D common stock has ten votes and, as to matters other than the election of directors, votes together with all other classes of common stock as a single class. In the event the voting power of all common stock held by an AP/AC Investor represents less than 20% of the voting power of all classes of common stock, all Class C common stock or Class D common stock held by such AP/AC Investor will automatically convert into an equal number of shares of Class A common stock. Shares of Class C common stock and Class D common stock also convert automatically into an equal number of shares of Class A common stock upon the transfer of record or beneficial ownership of such Class C common stock or Class D common stock to any person other than certain related parties of the original holder. Each AP/AC Investor may also at any time voluntarily convert all (but not less than all) shares of Class C common stock or Class D common stock held by it into an equal number of shares of Class A common stock. All shares of Class C common stock or Class D common stock surrendered by an AP/AC Investor for conversion into Class A common stock will be canceled and may not be reissued.

  Under the Proposed Amendments, the Certificate of Incorporation would be amended to delete the Class C common stock and provide that the holders Class D common stock are entitled to elect one-third of the number of directors determined by the Board of Directors pursuant to the Bylaws (rounded to the nearest whole number).

REDEEMABLE PREFERRED STOCK

  The Company has authorized and issued a class of preferred stock, designated as Series A 12% Cumulative Preferred Stock.

  Holders of the Series A 12% Preferred are entitled to receive, when, as and if declared by the Board of Directors, cumulative dividends payable quarterly in additional shares of such preferred stock for dividends accumulating through December 31, 1996. Thereafter dividends are payable in cash at an annual rate of $12 per share; provided, however, that to the extent net income (as defined in the certificate of designation for the preferred stock) for any calendar quarter is less than the amount of dividends due on all outstanding shares of the Series A 12% Preferred for such quarter, the Board of Directors may declare dividends payable in additional shares of Series A 12% Preferred in lieu of cash. At any time, the Company may redeem, in whole or in part, on a pro rata basis among the stockholders, any outstanding shares of the Series A 12% Preferred. All outstanding shares of the Series A 12% Preferred are mandatorily redeemable on April 27, 2003 out of legally available funds. The redemption price is $100 per share plus accrued and unpaid dividends. Shares of the Series A 12% Preferred are not convertible into shares of common stock and such shares do not have voting rights, except under limited circumstances described in the following two paragraphs. Shares of the Series A 12% Preferred have a liquidation preference of $100 per share plus accrued and unpaid dividends, senior to any distribution on shares of common stock.

  In the event the Company violates certain covenants set forth in the certificate of designation relating to the Series A 12% Preferred, fails to pay the full amount of dividends on the preferred stock for nine consecutive quarterly payment dates or shall not have redeemed the preferred stock within five days of the date of any redemption of which the Company has given, or is required to give, notice (a "Default"), the holders of the Series A 12% Preferred as to which a Default exists, voting (subject to the Foreign Ownership Restrictions) together as one class, are entitled to elect one member of the Board of Directors. In the event the Company pays in full all dividends accrued on the preferred stock for three consecutive payment dates following such Default (and no dividend arrearages exist as to such stock), or otherwise cures any other default that gives rise to such voting rights, the holders of the Series A 12% Preferred will cease to have the right to elect a director.

  The consent or approval of the holders of a majority of the then-outstanding shares of Series A 12% Preferred is required for the creation of certain classes of senior or parity stock, certain mergers or sales of substantially all of the Company's assets, the voluntary liquidation or dissolution of the Company and amendments to the terms of the preferred stock that would adversely affect the Series A 12% Preferred.

  The Board of Directors of the Company has the authority, without any vote by the stockholders, to issue additional shares of preferred stock, up to the number of shares authorized in the Certificate of Incorporation, as it may be amended from time to time, in one or more series, and to fix the number of shares constituting any such series, the designations, preferences and relative rights and qualifications of such series, including the voting rights, dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

  The Company's Certificate of Incorporation provides, to the fullest extent permitted by Delaware law as it may from time to time be amended, that no director shall be liable to the Company or any stockholder for monetary damages for breach of fiduciary duty as a director. Delaware law currently provides that such waiver may not apply to liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders), or (iv) for any transaction from which the director derived any improper personal benefit. The Certificate of Incorporation further provides that the Company will indemnify each of its directors and officers to the full extent permitted by Delaware law and may indemnify certain other persons as authorized by law. The foregoing provisions do not eliminate the monetary liability of directors under the federal securities laws.

                        SHARES ELIGIBLE FOR FUTURE SALE

  As of March 31, 1996, Continental had a total of 21,489,074 shares of Class B common stock and 6,301,056 shares of Class A common stock outstanding. As of that date, 762,291 shares of Class B common stock and 291,459 shares of Class A common stock were held in trust by a distribution agent pending resolution of certain disputed claims and subsequent distribution to, or sale for the benefit of Prepetition Creditors. Upon distribution to Prepetition Creditors, these shares will be freely tradable. An independent investment manager has discretion over the continued holding or sale of the 78,621 shares of Class B common stock held in trust for the benefit of the Company's retirement plan. Shares of Class A common stock and Class B common stock held by Air Partners and Air Canada are restricted securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. The Agreements substantially reduce the restrictions applicable to sale of Class A common stock and Class B common stock by Air Partners and Air Canada after December 16, 1996, although substantial dispositions prior to that date (other than pursuant to this Offering) are prohibited. Air Canada has indicated its intention to dispose of its remaining equity interest in the Company by early 1997, subject to market conditions. See "Principal and Selling Stockholders-- Stockholders' Agreement," and "Recent Developments." The Company has granted Air Partners and Air Canada extensive registration rights. See "Principal and Selling Stockholders--Certain Rights of Air Partners and Air Canada."

  The Company has agreed that, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), it will not, directly or indirectly, for a period of 90 days after the date of the U.S. Purchase Agreement, offer, sell, contract to sell or otherwise dispose of any shares of common stock of the Company or any interests therein or any securities convertible into or exchangeable for shares of common stock or other equity interests of the Company, except that the Company may issue shares of common stock or other equity interests (i) pursuant to the exercise or conversion of options, warrants or other securities outstanding on the date of the U.S. Purchase Agreement, (ii) pursuant to the grant of stock options or other stock-based awards (and the exercise thereof) to directors, officers and employees of the Company or its subsidiaries, and (iii) as may be required pursuant to the Certificate of Incorporation.

  Air Canada and Air Partners have agreed that, except with the prior written consent of Merrill Lynch, they will not, directly or indirectly, for a period of 90 days after the date of the U.S. Purchase Agreement, offer, sell, contract to sell or otherwise dispose of any shares of common stock of the Company (except, in the case of Air Canada, for Shares included in the Offering), any interests therein, or any securities convertible into or exchangeable for shares of common stock of the Company, except that Air Partners may (i) convert shares of common stock of one class for shares of common stock of another class or for other equity interests in the Company and
(ii) transfer common stock or other equity interests in the Company to any of its partners or affiliates (including the Company) if such transferee agrees to be bound by the agreement set forth in this paragraph.

  Each of the AP Investors has agreed that, except with the prior written consent of Merrill Lynch, it will not directly or indirectly, for a period of 90 days after the date of the U.S. Purchase Agreement, offer, sell, contract to sell or otherwise dispose of any shares of common stock of the Company (except for Shares included in the Offering) or any interests therein or any securities convertible into or exchangeable for shares of common stock of the Company, in each case that have been received, or that may hereafter be acquired, from Air Partners.

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of Class B common stock by a person who is (as to the United States) a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary of an estate or trust the income of which is not subject to United States taxation regardless of its source, or a foreign partnership (a "Non-U.S. Holder"). This summary does not address all aspects of United States federal income and estate taxes that may be relevant to Non-U.S. Holders in light of their personal circumstances including Non-U.S. Holders that may be subject to special treatment under United States federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers) and is based on current provisions of the Internal Revenue Code of 1986 as amended (the "Code"), existing and proposed regulations promulgated thereunder, and administrative and judicial interpretation thereof, all of which are subject to change. Accordingly, each Non-U.S. Holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of Class B common stock, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction or under the provisions of an applicable tax treaty.

DIVIDENDS

  Dividends paid to a Non-U.S. Holder of Class B common stock ordinarily will be subject to withholding of United States federal income tax at a 30 percent rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. However, if the dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis, unless an applicable tax treaty provides otherwise. In such case, if the Non-U.S. Holder is a foreign corporation, it may also be subject to a 30% United States branch profits tax. A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty and does not realize the benefit of such reduced rate when the dividend is paid may obtain a refund of excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service ("IRS").

  The Company must report annually to the IRS the amount of dividends paid to a Non-U.S. Holder and tax withheld from such dividends. This information also may be made available to the tax authorities of the country in which the Non-U.S. Holder resides, pursuant to the terms of a tax treaty between the United States and such country.

GAIN ON DISPOSITION OF CLASS B COMMON STOCK

  The gain realized on the sale or exchange of the Class B common stock by a Non-U.S. Holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or (ii) in the case of gain realized by a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such Non-U.S. Holder or (B) such Non-U.S. Holder has a tax home in the United States.

FEDERAL ESTATE TAXES

  Class B common stock held by an individual Non-U.S. Holder at the time of death will be included in such Non-U.S. Holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on Class B common stock to a Non-U.S. Holder at an address outside the United States. As a general matter, information reporting and backup withholding also will not apply to a payment of the proceeds of a sale of Class B common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of Class B common stock effected outside the United States by a foreign office of a broker if the broker is a U.S. person, derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, or is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Class B common stock will be subject to backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

  These backup withholding and information reporting rules are under review by the United States Treasury, and their application to the Class B common stock could be changed by future regulations, including the proposed regulations described below.

PROPOSED REGULATIONS

  On April 15, 1996, the Internal Revenue Service released proposed regulations (the "Proposed Regulations") that would, among other matters, change the withholding tax and backup withholding tax rules applicable to dividends paid with respect to stock of U.S. corporations. These regulations, if adopted in the form proposed, would require that certain Non-U.S. Holders of Class B common stock that seek to rely on a tax treaty to obtain a reduction in the rate of the dividend withholding tax provide certifications regarding their eligibility for receiving such treaty benefits. In addition, under the Proposed Regulations, a Non-U.S. Holder that fails to comply with certain certification requirements may be subject to backup withholding tax at a rate of 31% in lieu of the dividend withholding tax. It is uncertain whether, or in what form, the Proposed Regulations will be adopted. If adopted in the form proposed, the Proposed Regulations would not apply to dividends paid prior to 1998. Non-U.S. Holders are urged to consult their tax advisers regarding the possible applicability to them of the Proposed Regulations.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement") between the Selling Stockholders, the Company and each of the underwriters named below (the "U.S. Underwriters"), and concurrently with the sale of 854,203 Shares to the International Underwriters (as defined below), the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives"), severally has agreed to purchase from the Selling Stockholders, the aggregate number of Shares set forth opposite its name below:

                                                                       NUMBER OF
           U.S. UNDERWRITERS                                            SHARES
           -----------------                                           ---------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated...........................................
      Goldman, Sachs & Co. ...........................................
      Lehman Brothers Inc. ...........................................
      Morgan Stanley & Co. Incorporated...............................
                                                                       ---------
           Total...................................................... 3,416,812
                                                                       =========

  The Company and the Selling Stockholders also have entered into a purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International Limited, Goldman Sachs International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 3,416,812 Shares to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Selling Stockholders have agreed to sell to the International Underwriters, and the International Underwriters severally have agreed to purchase, an aggregate of 854,203 Shares. The initial public offering price per share and the underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares being sold pursuant to each such Agreement if any of the shares being sold pursuant to each such Agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Underwriters (as the case may be) may be increased. The closings with respect to the sale of the Shares to the U.S. Underwriters and the International Underwriters are conditioned upon one another.

  The U.S. Underwriters and the International Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") which provides for the coordination of their activities. The Underwriters are permitted to sell Shares to each other for the purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell Shares will only offer to sell or sell Shares to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, and the International Underwriters and any dealer to whom they sell Shares will not offer to sell or sell Shares to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

  The U.S. Representatives have advised the Selling Stockholders that the U.S. Underwriters propose initially to offer the Shares to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers (who may include U.S. Underwriters) at such price less a
concession not in excess of $    per share. The U.S. Underwriters may allow,
and such dealers may reallow, a discount not in excess of $    per share on
sales to certain other dealers. After the Offering, the public offering price, concession and discount may be changed.

  Air Canada has granted an option to the U.S. Underwriters exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 200,000 additional shares at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise the option only to cover over-allotments, if any, made on the sale of the Shares offered hereby. To the extent that the U.S. Underwriters exercise the option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase the same percentage of such of additional shares as the number of Shares to be purchased by it shown in the foregoing table bears to the total number of Shares initially offered by the U.S. Underwriters hereby.

  The Company has agreed that, except with the prior written consent of Merrill Lynch, it will not, directly or indirectly, for a period of 90 days after the date of the U.S. Purchase Agreement, offer, sell, contract to sell or otherwise dispose of any shares of common stock of the Company or any interests therein or any securities convertible into or exchangeable for shares of common stock or other equity interests of the Company, except that the Company may issue shares of common stock or other equity interests (i) pursuant to the exercise or conversion of options, warrants or other securities outstanding on the date of the U.S. Purchase Agreement, (ii) pursuant to the grant of stock options or other stock-based awards (and the exercise thereof) to directors, officers and employees of the Company or its subsidiaries, and (iii) as may be required pursuant to the Certificate of Incorporation.

  Air Canada and Air Partners have agreed that, except with the prior written consent of Merrill Lynch, they will not, directly or indirectly, for a period of 90 days after the date of the U.S. Purchase Agreement, offer, sell, contract to sell or otherwise dispose of any shares of common stock of the Company (except, in the case of Air Canada, for Shares included in the Offering), any interests therein, or any securities convertible into or exchangeable for shares of common stock of the Company, except that Air Partners may (i) convert shares of common stock of one class for shares of common stock of another class or for other equity interests in the Company and (ii) transfer common stock or other equity interests in the Company to any of its partners or affiliates (including the Company) if such transferee agrees to be bound by the agreement set forth in this paragraph.

  Each of the AP Investors has agreed that, except with the prior written consent of Merrill Lynch, it will not directly or indirectly, for a period of 90 days after the date of the U.S. Purchase Agreement, offer, sell, contract to sell or otherwise dispose of any shares of common stock of the Company (except for Shares included in the Offering) or any interests therein or any securities convertible into or exchangeable for shares of common stock of the Company, in each case that have been received, or that may hereafter be acquired, from Air Partners.

  The Company and the Selling Stockholders have severally agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

  Certain of the Underwriters or their affiliates have provided from time to time, and may provide in the future, investment banking services to the Company and its affiliates, for which such Underwriters or their affiliates have received or will receive fees and commissions.

                                 LEGAL MATTERS

  The validity of the Class B common Stock offered hereby will be passed upon for Continental by Jeffery A. Smisek, Esq., General Counsel of the Company. Certain legal matters will be passed upon for Continental by Cleary, Gottlieb, Steen & Hamilton, New York, New York, and for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

  The consolidated financial statements (including schedules incorporated by reference) of Continental Airlines, Inc. at December 31, 1995 and 1994 and for each of the two years ended December 31, 1995 and for the period April 28, 1993 through December 31, 1993, and the consolidated statements of operations, redeemable and non-redeemable preferred stock and common stockholders' equity and cash flows of Continental Airlines Holdings, Inc. for the period January 1, 1993 through April 27, 1993, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference, in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITA-TION OF AN OFFER TO BUY THE CLASS B COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   3
Prospectus Summary.......................................................   4
Risk Factors.............................................................  13
Recent Developments......................................................  17
Use of Proceeds..........................................................  19
Market Price of Common Stock and Dividends...............................  19
Selected Financial Data..................................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Principal and Selling Stockholders.......................................  26
Description of Capital Stock.............................................  31
Shares Eligible for Future Sale..........................................  36
Certain U.S. Tax Consequences to Non-U.S. Holders........................  37
Underwriting.............................................................  40
Legal Matters............................................................  42
Experts..................................................................  42

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               4,271,015 SHARES

                          CONTINENTAL AIRLINES, INC.

                             CLASS B COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                              MERRILL LYNCH & CO.

                             GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                             MORGAN STANLEY & CO.
                                 INCORPORATED

                                      , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                              ALTERNATE PAGE FOR
                                                        INTERNATIONAL PROSPECTUS
                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED APRIL  , 1996

PROSPECTUS
- ----------
                                4,271,015 SHARES

                           CONTINENTAL AIRLINES, INC.

                              CLASS B COMMON STOCK
                                  -----------

  Of the 4,271,015 shares (the "Shares") of Class B common stock, par value $.01 per share (the "Class B common stock"), of Continental Airlines, Inc. (the "Company" or "Continental") offered hereby, 854,203 Shares are being offered outside the United States and Canada by the International Underwriters (the "International Offering"), and 3,416,812 Shares are being concurrently offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with International Offering, the "Offering"). The offering price and underwriting discounts and commissions of the International Offering and the U.S. Offering are identical. See "Underwriting."

  All of the Shares offered hereby are being sold by Air Canada, a Canadian corporation ("Air Canada") and certain partners of Air Partners, L.P., a Texas limited partnership ("Air Partners") (collectively, the "Selling
Stockholders"). See "Principal and Selling Stockholders." Continental will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

  The Class B common stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the trading symbol "CAI.B." On April 19, 1996, the last reported sale price of the Class B common stock on the NYSE Composite Tape was $59 3/8 per share. See "Market Price of Common Stock and Dividends."

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS" ON PAGES 13 TO 16.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                     PRICE TO   UNDERWRITING PROCEEDS TO SELLING
                                      PUBLIC    DISCOUNT(1)    STOCKHOLDERS(2)
- --------------------------------------------------------------------------------
Per Share.........................    $            $                $
- --------------------------------------------------------------------------------
Total(3)..........................  $            $               $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have severally agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) The Company has agreed to pay certain expenses of the Offering estimated at
    $   .
(3) Air Canada has granted the U.S. Underwriters a 30-day option to purchase up to 200,000 additional shares of Class B common stock on the same terms and conditions as set forth above. If all such additional shares are purchased
    by the Underwriters, the total Price to Public will be $   , the total
    Underwriting Discount will be $    and the total Proceeds to Selling
    Stockholders will be $   . See "Underwriting."

                                  -----------

  The Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel to the Underwriters, and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the Shares will be made in New York, New York on or about    ,
1996.

                                  -----------

MERRILL LYNCH INTERNATIONAL LIMITED

                   GOLDMAN SACHS INTERNATIONAL

                                     LEHMAN BROTHERS

                                                    MORGAN STANLEY & CO.
                                                       INTERNATIONAL

                                  -----------

                   The date of this Prospectus is    , 1996.

                                                             ALTERNATE PAGE FOR
                                                       INTERNATIONAL PROSPECTUS

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement") between the Selling Stockholders, the Company and each of the underwriters named below (the "International Underwriters"), and concurrently with the sale of 3,416,812 Shares to the U.S. Underwriters (as defined below), the Selling Stockholders have agreed to sell to each of the International Underwriters named below, and each of the International Underwriters, for whom Merrill Lynch International Limited, Goldman Sachs International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives"), severally has agreed to purchase from the Selling Stockholders, the aggregate number of Shares set forth opposite its name below:

                                                                       NUMBER OF
          INTERNATIONAL UNDERWRITERS                                    SHARES
          --------------------------                                   ---------
     Merrill Lynch International Limited..............................
     Goldman Sachs International......................................
     Lehman Brothers International (Europe)...........................
     Morgan Stanley & Co. International Limited.......................
                                                                        -------
          Total.......................................................  854,203
                                                                        =======

  The Company and the Selling Stockholders also have entered into a purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Underwriters, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 854,203 Shares to the International Underwriters pursuant to the International Purchase Agreement, the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of 3,416,812 Shares. The initial public offering price per share and the underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Underwriters and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares being sold pursuant to each such Agreement if any of the shares being sold pursuant to each such Agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Underwriters or U.S. Underwriters (as the case may be) may be increased. The closings with respect to the sale of the Shares to the International Underwriters and the U.S. Underwriters are conditioned upon one another.

  The International Underwriters and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") which provides for the coordination of their activities. The Underwriters are permitted to sell Shares to each other for the purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell Shares will only offer to sell or sell Shares to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, and the International Underwriters and any dealer to whom they sell Shares will not offer to sell or sell Shares to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

  The International Representatives have advised the Selling Stockholders that the International Underwriters propose initially to offer the Shares to the public at the initial public offering price set forth on the cover page of

                                                             ALTERNATE PAGE FOR
                                                       INTERNATIONAL PROSPECTUS

this Prospectus, and to certain dealers (who may include International
Underwriters) at such price less a concession not in excess of $    per share.
The International Underwriters may allow, and such dealers may reallow, a
discount not in excess of $    per share on sales to certain other dealers.
After the Offering, the public offering price, concession and discount may be changed.

  Air Canada has granted an option to the U.S. Underwriters exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 200,000 additional shares at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise the option only to cover over-allotments, if any, made on the sale of the Shares offered hereby. To the extent that the U.S. Underwriters exercise the option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase the same percentage of such of additional shares as the number of Shares to be purchased by it bears to the total number of Shares initially offered by the U.S. Underwriters.

  The Company has agreed that, except with the prior written consent of Merrill Lynch, it will not, directly or indirectly, for a period of 90 days after the date of the U.S. Purchase Agreement, offer, sell, contract to sell or otherwise dispose of any shares of common stock of the Company or any interests therein or any securities convertible into or exchangeable for shares of common stock or other equity interests of the Company, except that the Company may issue shares of common stock or other equity interests (i) pursuant to the exercise or conversion of options, warrants or other securities outstanding on the date of the U.S. Purchase Agreement, (ii) pursuant to the grant of stock options or other stock-based awards (and the exercise thereof) to directors, officers and employees of the Company or its subsidiaries, and (iii) as may be required pursuant to the Certificate of Incorporation.

  Air Canada and Air Partners have agreed that, except with the prior written consent of Merrill Lynch, they will not, directly or indirectly, for a period of 90 days after the date of the U.S. Purchase Agreement, offer, sell, contract to sell or otherwise dispose of any shares of common stock of the Company (except, in the case of Air Canada, for Shares included in the Offering), any interests therein, or any securities convertible into or exchangeable for shares of common stock of the Company, except that Air Partners may (i) convert shares of common stock of one class for shares of common stock of another class or for other equity interests in the Company and
(ii) transfer common stock or other equity interests in the Company to any of its partners or affiliates (including the Company) if such transferee agrees to be bound by the agreement set forth in this paragraph.

  Each of the AP Investors has agreed that, except with the prior written consent of Merrill Lynch, it will not directly or indirectly, for a period of 90 days after the date of the U.S. Purchase Agreement, offer, sell, contract to sell or otherwise dispose of any shares of common stock of the Company (except for Shares included in the Offering) or any interests therein or any securities convertible into or exchangeable for shares of common stock of the Company, in each case that have been received, or that may hereafter be acquired, from Air Partners.

  Each International Underwriter has agreed that (i) it has not offered or sold, and will not for a period of six months following consummation of the Offering offer or sell, in the United Kingdom by means of any document, any shares of Class B common stock offered hereby, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Class B common stock in, from, or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Class B common stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

                                                             ALTERNATE PAGE FOR
                                                       INTERNATIONAL PROSPECTUS

  The Company and the Selling Stockholders have severally agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

  Purchasers of the Shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

  Certain of the Underwriters or their affiliates have provided from time to time, and may provide in the future, investment banking services to the Company and its affiliates, for which such Underwriters or their affiliates have received or will receive fees and commissions.

                                 LEGAL MATTERS

  The validity of the Class B common Stock offered hereby will be passed upon for Continental by Jeffery A. Smisek, Esq., General Counsel of the Company. Certain legal matters will be passed upon for Continental by Cleary, Gottlieb, Steen & Hamilton, New York, New York, and for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

  The consolidated financial statements (including schedules incorporated by reference) of Continental Airlines, Inc. at December 31, 1995 and 1994 and for each of the two years ended December 31, 1995 and for the period April 28, 1993 through December 31, 1993, and the consolidated statements of operations, redeemable and non-redeemable preferred stock and common stockholders' equity and cash flows of Continental Airlines Holdings, Inc. for the period January 1, 1993 through April 27, 1993, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference, in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                                              ALTERNATE PAGE FOR
                                                        INTERNATIONAL PROSPECTUS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY THE CLASS B COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PER-SON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DE-LIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

 IN THIS PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOL-LARS.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   3
Prospectus Summary.......................................................   4
Risk Factors.............................................................  13
Recent Developments......................................................  17
Use of Proceeds..........................................................  19
Market Price of Common Stock and Dividends...............................  19
Selected Financial Data..................................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Principal and Selling Stockholders.......................................  26
Description of Capital Stock.............................................  31
Shares Eligible for Future Sale..........................................  36
Certain U.S. Tax Consequences to Non-U.S. Holders........................  37
Underwriting.............................................................  40
Legal Matters............................................................  42
Experts..................................................................  42

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                4,271,015 SHARES

                           CONTINENTAL AIRLINES, INC.

                              CLASS B COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                      MERRILL LYNCH INTERNATIONAL LIMITED

                          GOLDMAN SACHS INTERNATIONAL

                                LEHMAN BROTHERS

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                                      , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is an itemized list of expenses (all of which are estimates other than the registration fee and the NASD filing fee) of Continental in connection with registration of the Shares being registered hereby. Continental will pay all expenses incident to the registration of the Shares under the Securities Act including fees and disbursements of counsel to the Selling Stockholders.

   Securities and Exchange Commission registration filing fee......... $ 92,408
   NASD filing fee.................................................... $ 27,299
   Blue Sky qualification fees and expenses, including legal fee......
   Printing and engraving expenses....................................
   Accounting fees and expenses.......................................
   Legal fees and expenses............................................
   Miscellaneous......................................................
                                                                       --------
       Total.......................................................... $
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Certificate of Incorporation and bylaws provide that the Company will indemnify each of its directors and officers to the full extent permitted by the laws of the State of Delaware and may indemnify certain other persons as authorized by the Delaware General Corporation Law (the "GCL").
Section 145 of the GCL provides as follows:

  "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

  (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections
(a) and (b). Such determination shall be made (1) by a majority vote of the board of directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

  (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

  (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

  (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

  (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent for such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

  (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

  (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

  The Certificate of Incorporation and bylaws also limit the personal liability of directors to the Company and its stockholders for monetary damages resulting from certain breaches of the directors' fiduciary duties. The bylaws of the Company provide as follows:

  "No Director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the Director derived any improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of Directors of the Corporation shall be eliminated or limited to the full extent permitted by the GCL, as so amended."

  The Company maintains directors' and officers' liability insurance. Air Partners and Air Canada have also entered into indemnification agreements with directors and officers of the Company covering certain liabilities, excluded from such insurance, that might arise from claims by or on behalf of Air Partners or Air Canada.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                           EXHIBIT DESCRIPTION
 -------                          -------------------
  1.1    Form of U.S. Purchase Agreement among the Company, the Selling
          Stockholders and the U.S. Underwriters**
  1.2    Form of International Purchase Agreement among the Company, the
          Selling Stockholders and the International Underwriters**
  5.1    Opinion of Jeffery A. Smisek, Esq., General Counsel of Continental,
          with respect to the validity of the Class B common stock**
 10.1    Amendment to Stockholders' Agreement dated April 19, 1996 among the
          Company, Air Partners and Air Canada**
 10.2    Amendment to Registration Rights Agreement dated April 19, 1996 among the Company, Air Partners and Air Canada**
 23.1    Consent of Ernst & Young LLP*
 23.2    Consent of Jeffery A. Smisek, Esq. (included in his opinion filed as
          Exhibit 5.1)**
 24.1    Powers of Attorney*

- --------
 * Filed herewith
** To be filed by amendment

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as the indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:


    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON APRIL 22, 1996.

                                          Continental Airlines, Inc.


                                          By:    /s/ Lawrence W. Kellner
                                              ---------------------------------
                                                    Lawrence W. Kellner
                                              Senior Vice President and Chief
                                                     Financial Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED, ON APRIL 22, 1996.

              SIGNATURE                                 TITLE
              ---------                                 -----

        /s/ Gordon M. Bethune          President, Chief Executive Officer
- -------------------------------------   (Principal Executive Officer) and
          GORDON M. BETHUNE             Director

       /s/ Lawrence W. Kellner         Senior Vice President and Chief
- -------------------------------------  Financial Officer (Principal Financial
         LAWRENCE W. KELLNER           Officer)

     /s/ Michael P. Bonds              Staff Vice President and Controller
- -------------------------------------   (Principal Accounting Officer)
          MICHAEL P. BONDS

                 *                     Director
- -------------------------------------
       THOMAS J. BARRACK, JR.

                 *                     Director
- -------------------------------------
           DAVID BONDERMAN

      /s/ Gregory D. Brenneman         Director
- -------------------------------------
        GREGORY D. BRENNEMAN

              SIGNATURE                                  TITLE
              ---------                                  -----

                 *                      Director
- -------------------------------------
            JOEL H. COWAN

                                        Director
- -------------------------------------
            PATRICK FOLEY

                 *                      Director
- -------------------------------------
          ROWLAND C. FRAZEE

                 *                      Director
- -------------------------------------
          HOLLIS L. HARRIS

                 *                      Director
- -------------------------------------
           DEAN C. KEHLER

                 *                      Director
- -------------------------------------
         ROBERT L. LUMPKINS

                 *                      Director
- -------------------------------------
       DOUGLAS H. MCCORKINDALE

                 *                      Director
- -------------------------------------
       DAVID E. MITCHELL, O.C.

                 *                      Director
- -------------------------------------
          RICHARD W. POGUE

                 *                      Director
- -------------------------------------
        WILLIAM S. PRICE III

              SIGNATURE                                  TITLE
              ---------                                  -----

                 *                      Director
- -------------------------------------
           DONALD L. STURM

                 *                      Director
- -------------------------------------
       CLAUDE I. TAYLOR, O.C.

                 *                      Director
- -------------------------------------
        KAREN HASTIE WILLIAMS

                 *                      Director
- -------------------------------------
         CHARLES A. YAMARONE

     *By: /s/ Scott R. Peterson,
          Attorney-in-fact
- -------------------------------------
 SCOTT R. PETERSON, ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                           EXHIBIT DESCRIPTION
 -------                          -------------------
  1.1    Form of U.S. Purchase Agreement among the Company, the Selling
          Stockholders and the U.S. Underwriters**
  1.2    Form of International Purchase Agreement among the Company, the
          Selling Stockholders and the International Underwriters**
  5.1    Opinion of Jeffery A. Smisek, Esq., General Counsel of Continental,
          with respect to the validity of the Class B common stock**
 10.1    Amendment to Stockholders' Agreement dated April 19, 1996 among the
          Company, Air Partners and Air Canada**
 10.2    Amendment to Registration Rights Agreement dated April 19, 1996 among the Company, Air Partners and Air Canada**
 23.1    Consent of Ernst & Young LLP*
 23.2    Consent of Jeffery A. Smisek, Esq. (included in his opinion filed as
          Exhibit 5.1)**
 24.1    Powers of Attorney*

- --------
 * Filed herewith
** To be filed by amendment